Exhibit 99.1

中国人寿保险股份有限公司
China Life Insurance Company Limited

Stock Code: 2628

Interim Report 2014

成己为人
成人达己

The Company is a life insurance company established in Beijing, China on 30 June 2003 according to the Company Law and Insurance Law of the People's Republic of China. The Company was successfully listed on the New York Stock Exchange, the Hong Kong Stock Exchange and the Shanghai Stock Exchange on 17 and 18 December 2003, and 9 January 2007, respectively. The Company's registered capital is RMB28,264,705,000.

The Company is the largest life insurance company in China. Our distribution network, comprising exclusive agents, direct sales representatives, and dedicated and non-dedicated agencies, is the most extensive one in China. The Company is one of the largest institutional investors in China, and through its controlling shareholding in China Life Asset Management Company Limited, the Company is the largest insurance asset management company in China. The Company also has controlling shareholding in China Life Pension Company Limited.

Our products and services include individual life insurance, group life insurance, and accident and health insurance. The Company is a leading provider of individual and group life insurance, annuity products and accident and health insurance in China. As at 30 June 2014, the Company had approximately 186 million long-term individual and group life insurance policies, annuity contracts, and long-term health insurance policies in force. We also provide both individual and group accident and short-term health insurance policies and services.

Contents

Definitions	2

Company Profile	3

Financial Summary	6

Chairman’s Statement	7

Management Discussion and Analysis	9

Significant Events	27

Changes in Share Capital and Shareholders Information	37

Directors, Supervisors, Senior Management and Employees	40

International Auditor’s Independent Review Report	42

Interim Condensed Consolidated Statement of Financial Position	43

Interim Condensed Consolidated Statement of Comprehensive Income	45

Interim Condensed Consolidated Statement of Changes in Equity	47

Interim Condensed Consolidated Statement of Cash Flows	48

Notes to the Interim Condensed Consolidated Financial Statements	49

Embedded Value	85

China Life Insurance Company Limited     2014 Interim Report

Definitions

In this report, unless the context otherwise requires, the following expressions have the following meanings:

The Company [1]	China Life Insurance Company Limited and its subsidiaries

CLIC	China Life Insurance (Group) Company, the controlling shareholder of the Company

AMC	China Life Asset Management Company Limited, a subsidiary of the Company

Pension Company	China Life Pension Company Limited, a subsidiary of the Company

CLP&C	China Life Property and Casualty Insurance Company Limited, a subsidiary of CLIC

CIRC	China Insurance Regulatory Commission

CSRC	China Securities Regulatory Commission

HKSE	The Stock Exchange of Hong Kong Limited

SSE	Shanghai Stock Exchange

Company Law	Company Law of the People’s Republic of China

Insurance Law	Insurance Law of the People’s Republic of China

Securities Law	Securities Law of the People’s Republic of China

Articles of Association	Articles of Association of China Life Insurance Company Limited

China or PRC	for the purpose of this report, “China” or “PRC” refers to the People’s Republic of China, excluding the Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan region

RMB	Renminbi Yuan

[1]	Except for “the Company” referred to in the Interim Condensed Consolidated Financial Statements.

China Life Insurance Company Limited     2014 Interim Report

Company Profile

Registered Name in Chinese:

Registered Name in English:

China Life Insurance Company Limited (“China Life”)

Legal Representative:

Yang Mingsheng

Board Secretary:

Zheng Yong

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63631191

Fax: 86-10-66575112

Email: ir@e-chinalife.com

Securities Representative:

Lan Yuxi

Office Address: 16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63631068

Fax: 86-10-66575112

Email: lanyuxi@e-chinalife.com

*	Mr. Lan Yuxi, Securities Representative of the Company, is also the main contact person of the external Company Secretary engaged by the Company

Registered Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Current Office Address:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Telephone: 86-10-63633333

Fax: 86-10-66575722

Website: www.e-chinalife.com

Email: ir@e-chinalife.com

Hong Kong Office:

Office Address: 1403, 14/F., C.L.I. Building, 313 Hennessy Road, Wanchai, Hong Kong

Telephone: 852-29192628

Fax: 852-29192638

China Life Insurance Company Limited     2014 Interim Report

Company Profile

Newspapers for the Company’s A Share Disclosure:

China Securities Journal

Shanghai Securities

News Securities Times

CSRC’s Designated Website for the Company’s Interim Report Disclosure:

www.sse.com.cn

The Company’s H Share Disclosure Websites:

HKExnews website at www.hkexnews.hk

The Company’s website at www.e-chinalife.com

The Company’s Interim Reports may be Obtained at:

12/F, China Life Plaza, 16 Financial Street, Xicheng District, Beijing, P.R. China

Stock Information:
Stock Type	A Share	H Share	ADR
Exchanges on which the Stocks are Listed	Shanghai Stock Exchange	The Stock Exchange of Hong Kong Limited	New York Stock Exchange
Stock Short Name	China Life	China Life	–
Stock Code	601628	2628	LFC

H Share Registrar and Transfer Office:

Computershare Hong Kong Investor Services Limited

Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong

Depositary of ADR:

Deutsche Bank

60 Wall Street, New York, NY 10005

Domestic Legal Adviser:

King & Wood Mallesons

International Legal Advisers:

Latham & Watkins Debevoise & Plimpton LLP

Date of First Registration of the Company:

30 June 2003

Initial Registered Address of the Company:

16 Chaowai Avenue, Chaoyang District, Beijing, P.R. China 100020

China Life Insurance Company Limited     2014 Interim Report

Company Profile

Date of the Latest Change of Registration of the Company:

20 June 2012

Latest Change of the Registered Address of the Company:

16 Financial Street, Xicheng District, Beijing, P.R. China 100033

Corporate Business Licence Serial Number:

100000000037965

Tax Registration Certificate Number:

11010271092841X

Organization Code:

71092841-X

Auditors of the Company:

Domestic Auditor:	Ernst & Young Hua Ming LLP
Address: Level 16, Ernst & Young Tower, Oriental Plaza, No. 1 East Changan Avenue, Dongcheng District, Beijing, P.R. China
Name of the Signing Auditors: Zhang Xiaodong, Huang Yuedong

International Auditor:	Ernst & Young
Address: 22/F, CITIC Tower, 1 Tim Mei Avenue, Central, Hong Kong

Changes in the Main Business of the Company since the Company’s Initial Public Offering:

None

Changes of the Controlling Shareholder of the Company since the Company’s Initial Public Offering:

None

China Life Insurance Company Limited     2014 Interim Report

Financial Summary

Major Financial Data	As at 30 June 2014	As at 31 December 2013	RMB million Increase/ Decrease from the end of 2013
Total assets	2,120,114	1,972,941	7.5%
Investment assets	1,973,109	1,848,681	6.7%
Total equity holders’ equity	240,586	220,331	9.2%
Equity holders’ equity per share (RMB per share)	8.51	7.80	9.2%

Note:	Investment assets = Cash and cash equivalents + Securities at fair value through profit or loss + Available-for-sale securities + Held-to-maturity securities + Term deposits + Securities purchased under agreements to resell + Loans + Statutory deposits + Investment properties

Major Financial Data	January to June 2014	January to June 2013	RMB million Increase/ Decrease from the corresponding period in 2013
Total revenues	240,999	247,548	-2.6%
Net premiums earned	193,775	200,844	-3.5%
Profit before income tax	22,864	20,157	13.4%
Net profit attributable to equity holders of the Company	18,407	16,198	13.6%
Earnings per share (basic and diluted) (RMB per share)	0.65	0.57	13.6%
Weighted average ROE (%)	7.89	7.11	increase of 0.78 percentage points
Net cash inflow from operating activities	40,471	42,740	-5.3%
Net cash inflow from operating activities per share (RMB per share)	1.43	1.51	-5.3%

Notes:

1.	Net profit refers to net profit attributable to equity holders of the Company, while equity holders’ equity refers to equity attributable to equity holders of the Company.
2.	Financial results of the Reporting Period are unaudited.

China Life Insurance Company Limited     2014 Interim Report

Chairman’s Statement

In the first half of 2014, the global economy was intricate and volatile, and the Chinese economy experienced downward pressure. The significant change in the competitive environment of the financial industry increased the pressure faced by the insurance industry, in particular, on the development and transformation of the life insurance industry. Against such intricate and volatile external environment and increasingly keen market competition, the Company adhered to the business strategy of “prioritizing value, stabilizing volume, optimizing structure and expanding sources of profit”, firmly adjusted its business structure, speeded up the business development of mid- and long-term regular premiums insurance and the protection-oriented insurance, made great efforts in pushing forward transformation and upgrade, and tackled various risks and challenges effectively. The business development of the Company for the first half of 2014 met our expectations, with its core business growing rapidly, structure being further optimized, and business value witnessing steady growth. The Company has achieved remarkable results in the shift from emphasizing on scale and speed to emphasizing on scale of value, thus further enhanced its capacity of sustainable growth.

During the Reporting Period, the Company’s total revenue was RMB240,999 million, a 2.6% decrease year-on-year; net profit attributable to equity holders of the Company was RMB18,407 million, a 13.6% increase year-on-year; and earnings per share (basic and diluted) were RMB0.65, a 13.6% increase year-on-year. New business value for the six months ended 30 June 2014 was RMB13,459 million, a 6.9% increase year-on-year. The Company’s market share2 in the first half of 2014 was approximately 25.7%, maintaining a leading position in the life insurance market. As at the end of the Reporting Period, the Company’s total assets reached RMB2,120,114 million, an increase of 7.5% from the end of 2013; embedded value was RMB390,367 million, an increase of 14.1% from the end of 2013. As at 30 June 2014, the Company’s solvency ratio was 240.99%.

The Company actively undertook its corporate social responsibility. Relying on its competitive advantages in professionalism and business scale, the Company continued to develop policy-sponsored businesses including New Village Cooperative Medical Insurance, New Rural Pension Insurance, Basic Medical Insurance Program for Urban and Township Residents, Rural Medical Assistance Insurance, as well as Rural Micro-insurance business. In addition, the Company provided insurance coverage for astronauts, aerospace scientific personnels, and over 240,000 college- graduate village officials. The Company actively participated in public welfare and charitable undertakings. During the Reporting Period, the Company continually donated RMB30 million to the China Life Foundation. It also donated RMB10.05 million through the China Life Foundation to provide funding for the poverty alleviation projects in Yunxi County in Hubei Province, and Tiandeng County and Longzhou County in Guangxi Province. The Company allocated a sponsoring fund in an aggregate of approximately RMB4.05 million to the civil affairs departments of the relevant districts, and continued to provide support for Wenchuan earthquake orphans, Yushu earthquake orphans and Zhouqu mudslide orphans. The Company donated RMB16 million to relevant foundations to provide subsidies for families bereft of their only child, to provide funding for the construction of kidney dialysis clinics in grass-root hospitals in some rural areas of Liaoning Province, and to offer the “screening of two types of cancers” and the protection of serious diseases for women in poverty-stricken areas.

[2]	Calculated according to the premium data of life insurance companies in the first half of 2014 released by the CIRC.

China Life Insurance Company Limited     2014 Interim Report

Chairman’s Statement

In the second half of the year, the development environment both within and outside China will remain complicated with various unstable and uncertain factors. There will also be great challenges for economic development, and the life insurance industry is still facing great pressures for the development and transformation. Nevertheless, we should be aware that China’s overall economic development will remain stable, and the economic operation will be kept within a reasonable range. The fundamental conditions of life insurance industry remain unchanged and the life insurance industry continues to see tremendous development potentials. In particular, the rollout of the “Several Opinions of the State Council on Accelerating the Development of the Modern Insurance Industry” provides strong policy support to the reform and development of the insurance industry. The Company will stick to the existing business policy, and focus on reform and innovation, as well as transformation and upgrade. Building upon its overall streamlined organizational structure and staffing arrangement, the Company will further enhance its functions in market investigation and planning, and strongly push forward the allocation of more human resources to the frontline fields, with a view to actively enhancing the management efficiency of the Company and dealing with market competition. The Company will insist on putting its business development on the top priority, and pushing forward the shift of development mode. After having maintained the steady growth of its business and consolidated its market leading position, the Company will put great efforts on further developing first-year regular premium businesses with five years or longer payment duration to reinforce its capability for continuous development. The Company will also focus on the construction of sales teams, take effective measures to ensure their leading advantages, and improve the overall quality of sales teams. The Company will coordinate its business development in urban and rural areas, and place an emphasis on urban areas as its major place for competition while consolidating its traditional advantages in rural market in a bid to enhance its market competitiveness. The Company will stick to the client-oriented concept, and implant such concept into every aspect and area of its business management with a view to creating a business operational model compatible to this concept. The Company will actively push forward the market-oriented reform and the construction of corporate culture. The Company will operate its business in strict compliance with law, and adhere to the bottom-line of risks and enhance risk prevention.

Since its listing in 2003, the Company has grown into an enterprise with significant influence in the life insurance industry both within and outside China. China Life Insurance (Group) Company, of which the Company is a key member, ranked 98th in the Fortune Global 500 in 2014, entering the top 100 and staying No. 1 among the Chinese insurance enterprises in the list. Currently, the Company is at a critical period for transformation, upgrade and innovation. Standing at a new historical point of time and a brand-new starting point of development, all employees will reach a consensus and enhance confidence, determine to work hard with full dedication to continuously build up the hard and soft powers of China Life, enhance its overall competitiveness, and achieve the transformation of the Company from the largest to the strongest.

By Order of the Board Yang Mingsheng Chairman

Beijing, China
27 August 2014

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

I.	OVERVIEW OF OPERATIONS IN THE FIRST HALF OF 2014

In the first half of 2014, the Company actively took an initiative to adjust its business structure. Such business structure was noticeably optimized and its operating results were constantly improved, thus maintaining the leading position of the Company in the market. During the Reporting Period, the Company’s net premiums earned was RMB193,775 million, a decrease of 3.5% as compared to the corresponding period of 2013; first-year premiums decreased by 4.1% as compared to the corresponding period of 2013, first-year regular premiums increased by 14.3% as compared to the corresponding period of 2013, and the percentage of first-year regular premiums in first-year premiums increased to 36.10% in the first half of 2014 from 30.28% in the corresponding period of 2013; first-year regular premiums with 10 years or longer payment duration increased by 28.9% as compared to the corresponding period of 2013, and the percentage of first-year regular premiums with 10 years or longer payment duration in first-year regular premiums increased to 47.10% in the first half of 2014 from 41.79% in the corresponding period of 2013; renewal premiums decreased by 5.7% as compared to the corresponding period of 2013, and the percentage of renewal premiums in gross written premiums decreased to 53.70% in the first half of 2014 from 55.25% in the corresponding period of 2013; short-term accident insurance premiums increased by 10.7% as compared to the corresponding period of 2013, and the percentage of short-term accident insurance premiums in short-term insurance premiums increased to 61.20% in the first half of 2014 from 61.00% in the corresponding period of 2013. As at 30 June 2014, the number of in-force policies increased by 5.1% from the end of 2013; the Policy Persistency Rate (14 months and 26 months)3 reached 88.5% and 87.5%, respectively; and the Surrender Rate4 was 3.34%, a 1.29 percentage point increase as compared to the corresponding period of 2013.

With respect to the exclusive individual agent channel, the Company maintained a stable business scale and continued to optimize its business structure. During the Reporting Period, gross written premiums from the exclusive individual agent channel increased by 0.7% year-on-year; first-year premiums increased by 11.2% year-on-year; first-year regular premiums increased by 11.5% year-on-year; first-year regular premiums with 10 years or longer payment duration increased by 30.4% year-on-year; the percentage of first-year regular premiums with 5 years or longer payment duration and 10 years or longer payment duration in first-year regular premiums increased by 17.00 and 8.27 percentage points to 95.78% and 57.10% year-on-year; renewal premiums decreased by 1.5% year-on-year. With further development of the “effective expansion” strategy for team building, the overall quality of the sale force continued to improve. The Company made progress in developing professionalism of the distribution channel and effectively enhancing information technology applications, with remarkable achievements being made in product strategy and sales planning. As at the end of the Reporting Period, the Company had a total of 640,000 exclusive individual agents.

[3]	The Persistency Rate for long-term individual policy is an important operating performance indicator for life insurance companies. It measures the ratio of in-force policies in a pool of policies after a certain period of time. It refers to the proportion of policies that are still effective during the designated month in the pool of policies whose issue date was 14 or 26 months ago.
[4]	Surrender Rate = Surrender payment/(Liability of long-term insurance contracts at the beginning of the period + Premium of long-term insurance contracts)

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

With respect to the group insurance channel, the Company achieved steady growth in premiums, and improved its operating results. During the Reporting Period, gross written premiums, short-term insurance premiums and short-term accident insurance premiums from the group insurance channel increased by 2.9%, 13.9% and 14.6% year-on-year, respectively, and first-year premiums from the group insurance channel decreased by 35.8% year-on-year. The group insurance channel actively provided services to economic and social development, participated in the building of the social security system, and continued its provision of insurance for college-graduate village officials and planned birth insurance. The Company actively explored international operations, and took cooperation initiatives such as multinational pooling of insurance. As at the end of the Reporting Period, the Company had a total of 18,000 group sales representatives in the group insurance channel.

With respect to the bancassurance channel, the Company actively responded to the new changes in regulatory policies and the new challenges from the market competition, strengthened its efforts in product innovation, and deepened agency channel cooperation. After having maintained a considerable business scale, the Company actively adjusted its business structure, and made great efforts in developing regular premiums business, with an initial achievement being made in the development of channel transformation. During the Reporting Period, gross written premiums from bancassurance channel decreased by 12.9% year-on-year; first-year premiums decreased by 8.3% year-on-year; first-year regular premiums increased by 26.7% year-on-year; first-year regular premiums with 5 years or longer payment duration increased by 52.3% year-on-year. As at the end of the Reporting Period, the number of intermediary bancassurance outlets was 67,000, with a total of 53,000 sales representatives.

Starting from the beginning of the year, the growth of the Chinese economy slowed down, the overall financial market became stable with more relaxed liquidity, and progress in the marketization of interest rate was accelerated; an array of credit default events occurred, the bond market fluctuated and moved upward, and structures of the stock market differentiated obviously. The Company flexibly responded to changes in the capital market, introduced a market competition mechanism with respect to the use of capital, actively pushed forward the management of entrusted investments in both domestic and international markets, actively diversified investment types and channels, strengthened its investment capabilities and professional management, and constantly improved its portfolio allocations. In terms of fixed income investment, new negotiated deposits with higher fixed interest rates were made, which increased the income level of inventory assets; the Company increased its allocation in high grade credit debt securities, which further optimized the investment structure of bonds. In terms of equity investment, the Company took advantage of market opportunities to further control its risk exposure. In terms of real estate investment, the Company steadily pushed forward commercial real estate investment with an accumulated negotiated investment amount of approximately RMB8 billion; actively involved in infrastructure and real estate debt investment plan, with an accumulated investment amount of approximately RMB62.6 billion. In terms of other financial assets, the Company steadily promoted the investment in financial products such as trust schemes, wealth management products and project asset-backed plans, with a total investment amount of approximately RMB37.5 billion. As at the end of the Reporting Period, the Company’s investment assets reached RMB1,973,109 million, an increase of 6.7% from the end of 2013. Among the major

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

types of investments, the percentages of bonds increased to 48.06% from 47.25% as at the end of 2013, the percentages of term deposits decreased to 34.77% from 35.93% as at the end of 2013, and the percentages of shares and funds decreased to 5.26% from 7.50% as at the end of 2013. During the Reporting Period, interest income increased steadily, and net investment yield5 was 4.75%. The impairment losses of assets decreased notably, as a result of which the gross investment yield6 was 4.78% and gross investment yield including share of profit of associates and joint ventures7 was 4.90%. The comprehensive investment yield taking into account the current net fair value changes of available-for-sale securities recognized in other comprehensive income8 was 6.19%.

In the first half of 2014, the Company further implemented the “innovation-driven development strategy”. It also made great efforts in pushing forward products innovation, focused on the development of products, and launched various types of products in the exclusive individual agent channel, group insurance channel and bancassurance channel, thereby effectively promoting its business development and enhancing the value of its business. The Company endeavoured to push forward sales innovation, actively promoted innovative experience and practices such as direct sales over the customer service counter, thus strongly facilitating its business development and the construction of sales teams. It also step up its efforts in pushing forward service innovation with a key focus on meeting clients’ demands in order to fully promote the “immediate payout” service model for policy preservation and claim settlement. The Company optimized its policy loan service and fully promoted an integrated customer service system, with a view to improving its customer experience. Moreover, the Company kept on enhancing its notification service to increase the support to its business development steadily. The Company made great efforts in pushing forward technological innovation, and its data center was successfully open for operation and operated steadily. It successfully completed the promotion and preparation of E-customer Service System and a pilot program of intelligent claim settlement system, and actively explored the application of cloud assistance and WeChat.

The Company continued to comply with Section 404 of the U.S. Sarbanes-Oxley Act. Meanwhile, it carried out the work for the compliance with standard systems of corporate internal control by following the “Standard Regulations on Corporate Internal Control” and the “Implementation Guidelines for Corporate Internal Control” jointly issued by five PRC ministries including the Ministry of Finance and the “Basic Standards of Internal Control for Insurance Companies” issued by the CIRC. The Company adopted a model of remaining risks for the first time to conduct the classification of control procedures, and actively pushed forward risk-oriented internal control management. The Company continuously complied with the “Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies” issued by the CIRC, improved the

5	Net investment yield = {[(Investment income + Net income from investment properties—Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)]/181}×365
6	Gross investment yield = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/ (losses) through profit or loss + Total income from investment properties—Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2)]/181}×365
7	Gross investment yield including share of profit of associates and joint ventures = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Total income from investment properties—Business tax and extra charges for investment + Share of profit of associates and joint ventures) / ((Investment assets at the beginning of the period + Investments in associates and joint ventures at the beginning of the period + Investment assets at the end of the period + Investments in associates and joint ventures at the end of the period) / 2)]/181}×365
8	Comprehensive investment yield = {[(Investment income + Net realised gains/(losses) and impairment on financial assets + Net fair value gains/(losses) through profit or loss + Current net fair value changes of available-for-sale securities recognized in other comprehensive income + Total income from investment properties—Business tax and extra charges for investment) / ((Investment assets at the beginning of the period + Investment assets at the end of the period) / 2) ]/181}×365

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

comprehensive risk management framework, reinforced the mechanism of “Top-Down” transmission for its risk tolerance system, commenced the work in relation to risk monitoring and risk early-warning classification management, conducted the research on quantitative analysis of operating risk management, and intensified its control over key risks. The Company also implemented the project of “Integrity China Life” to facilitate the quality improvement of its sales teams. The Company expanded the coverage of sales risk early-warning and monitoring, and implemented the risk classification management for sales organizations. The Company consistently complied with regulatory requirements, intensified the special control on key risks in sales sector, and made efforts to push forward the establishment of a long-term effective mechanism for the regulation and control of sales risks.

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

II.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

1.	Total Revenues

		RMB million
	January to June 2014	January to June 2013
Net premiums earned	193,775	200,844
Individual life insurance business	181,303	191,104
Group life insurance business	1,122	1,023
Short-term insurance business	9,463	8,197
Supplementary major medical insurance business	1,887	520
Investment income	45,075	40,103
Net realised gains and impairment on financial assets	(267)	3,922
Net fair value gains through profit or loss	564	918
Other income	1,852	1,761

Total	240,999	247,548

Net Premiums Earned

(1)	Individual Life Insurance Business

During the Reporting Period, net premiums earned from individual life insurance business decreased by 5.1% year-on-year. This was primarily due to the adjustment to the business structure of the bancassurance channel.

(2)	Group Life Insurance Business

During the Reporting Period, net premiums earned from group life insurance business increased by 9.7% year-on-year. This was primarily due to an increase in premiums earned from China Life group whole-life insurance business.

(3)	Short-term Insurance Business

During the Reporting Period, net premiums earned from short-term insurance business increased by 15.4% year-on-year. This was primarily due to the Company’s increased efforts on making adjustment to the business structure and motivating local branches in acquiring new business.

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

(4)	Supplementary Major Medical Insurance Business

During the Reporting Period, net premiums earned from supplementary major medical insurance business increased by 262.9% year-on-year. This was primarily due to the Company’s active expansion of its business into the supplementary major medical insurance market by capitalizing on a strategic opportunity arising from the innovation of new public services by the PRC government through an insurance mechanism.

Gross written premiums categorized by business:

		RMB million
	January to June 2014	January to June 2013
Individual Life Insurance Business	181,449	191,186
First-year business	75,534	78,881
Single	48,431	54,699
First-year regular	27,103	24,182
Renewal business	105,915	112,305
Group Life Insurance Business	1,126	1,027
First-year business	1,119	1,031
Single	554	1,016
First-year regular	565	15
Renewal business	7	(4)
Short-term Insurance Business	10,782	9,770
Short-term accident insurance business	6,599	5,960
Short-term health insurance business	4,183	3,810
Supplementary Major Medical Insurance Business	3,893	1,268

Total	197,250	203,251

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

Gross written premiums categorized by channel:

		RMB million
	January to June 2014	January to June 2013
Exclusive Individual Agent Channel	117,016	116,154
First-year business of long-term insurance	21,710	19,522
Single	124	157
First-year regular	21,586	19,365
Renewal business	92,375	93,742
Short-term insurance business	2,931	2,890
Group Insurance Channel	9,247	8,989
First-year business of long-term insurance	1,181	1,840
Single	1,117	1,755
First-year regular	64	85
Renewal business	283	318
Short-term insurance business	7,783	6,831
Bancassurance Channel	66,616	76,490
First-year business of long-term insurance	53,583	58,409
Single	47,733	53,793
First-year regular	5,850	4,616
Renewal business	12,974	18,035
Short-term insurance business	59	46
Other Channels[1]	4,371	1,618
First-year business of long-term insurance	179	141
Single	11	10
First-year regular	168	131
Renewal business	290	206
Short-term insurance business	9	3
Supplementary major medical insurance business	3,893	1,268

Total	197,250	203,251

Notes:

1.	Other channels mainly include supplementary major medical insurance business, telephone sales, etc.
2.	The Company’s channel premium breakdown was presented based on the groups of sales personnels belonging to exclusive individual agent team, direct sales representatives, bancassurance sales team and other distribution channels.

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

Investment Income

		RMB million
	January to June 2014	January to June 2013
Investment income from securities at fair value through profit or loss	718	787
Investment income from available-for-sale securities	10,919	9,611
Investment income from held-to-maturity securities	12,499	10,951
Investment income from bank deposits	17,032	15,937
Investment income from loans	3,676	2,642
Other investment income	231	175

Total	45,075	40,103

(1)	Investment Income from Securities at Fair Value through Profit or Loss

During the Reporting Period, investment income from securities at fair value through profit or loss decreased by 8.8% year-on-year. This was primarily due to a decrease in dividend income from funds as a result of the reduction of the volume of funds at fair value through profit or loss.

(2)	Investment Income from Available-for-Sale Securities

During the Reporting Period, investment income from available-for-sale securities increased by 13.6% year-on-year. This was primarily due to an increase in dividend income from available-for-sale funds and interest income from available-for-sale debt securities.

(3)	Investment Income from Held-to-Maturity Securities

During the Reporting Period, investment income from held-to-maturity securities increased by 14.1% year-on-year. This was primarily due to an increase in interest income resulting from the Company’s increased allocation in held-to-maturity corporate bonds in light of market conditions.

(4)	Investment Income from Bank Deposits

During the Reporting Period, investment income from bank deposits increased by 6.9% year-on-year. This was primarily due to an increase in the volume of bank deposits and the higher level of market interest rates.

(5)	Investment Income from Loans

During the Reporting Period, investment income from loans increased by 39.1% year-on-year. This was primarily due to the increased volume of policy loans, debt investment plans and other investment assets.

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

Net Realised Gains and Impairment on Financial Assets

During the Reporting Period, changes in net realised gains and impairment on financial assets were primarily due to a decrease in income from the buy-sale price differential in the trading of available-for-sale equity securities.

Net Fair Value Gains through Profit or Loss

During the Reporting Period, net fair value gains through profit or loss decreased by 38.6% year-on-year. This was primarily due to a decrease in the volume of equity securities at fair value through profit or loss and the fluctuation of their market value.

Other Income

During the Reporting Period, other income increased by 5.2% year-on-year. This was primarily due to an increase in commission fees earned from CLP&C resulting from the development of the interactive business by the Company.

2.	Benefits, Claims and Expenses

		RMB million
	January to June 2014	January to June 2013
Insurance benefits and claims expenses	180,782	189,247
Individual life insurance business	173,201	183,556
Group life insurance business	946	1,003
Short-term insurance business	4,869	4,137
Supplementary major medical insurance business	1,766	551
Investment contract benefits	1,031	985
Policyholder dividends resulting from participation in profits	9,212	9,777
Underwriting and policy acquisition costs	14,135	13,800
Finance costs	1,927	1,935
Administrative expenses	10,802	10,817
Other expenses	1,886	2,021
Statutory insurance fund contribution	401	385

Total	220,176	228,967

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

Insurance Benefits and Claims Expenses

(1)	Individual Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to individual life insurance business decreased by 5.6% year-on-year. This was primarily due to the decrease in change in insurance contracts liabilities resulting from the combined effect of the change of discount rate assumption of reserves of traditional life insurance, the decrease in single premiums and the release of reserves because of maturity and surrender payments.

(2)	Group Life Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to group life insurance business decreased by 5.7% year-on-year. This was primarily due to a decrease in change in insurance contracts liabilities resulting from both the difference in the distribution of premiums from one year term life insurance of group life insurance business as compared to the corresponding period of last year and an increase in claims.

(3)	Short-term Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to short-term insurance business increased by 17.7% year-on-year. This was primarily due to an increase in business volume.

(4)	Supplementary Major Medical Insurance Business

During the Reporting Period, insurance benefits and claims expenses attributable to supplementary major medical insurance business increased by 220.5% year-on-year. This was primarily due to an increase in business volume.

Investment Contract Benefits

During the Reporting Period, investment contract benefits increased by 4.7% year-on-year. This was primarily due to an increase in the volume of investment contracts.

Policyholder Dividends Resulting from Participation in Profits

During the Reporting Period, policyholder dividends resulting from participation in profits decreased by 5.8% year-on-year. This was primarily due to a decrease in investment yields for participating products.

Underwriting and Policy Acquisition Costs

During the Reporting Period, underwriting and policy acquisition costs increased by 2.4% year-on-year. This was primarily due to an increase in underwriting costs for the first-year regular premium business resulting from the optimization of the Company’s business structure.

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

Finance Costs

During the Reporting Period, finance costs decreased by 0.4% year-on-year. This was primarily due to a decrease in interest payments for securities sold under agreements to repurchase.

Administrative Expenses

During the Reporting Period, administrative expenses decreased by 0.1% year-on-year. This was primarily due to the reduction of expenses as a result of the implementation of a cost-cutting policy by the Company.

Other Expenses

During the Reporting Period, other expenses decreased by 6.7% year-on-year. This was primarily due to an increase in foreign exchange gains resulting from the slight depreciation of Renminbi.

3.	Profit before Income Tax

		RMB million
	January to June 2014	January to June 2013
Individual life insurance business	19,703	18,045
Group life insurance business	391	129
Short-term insurance business	509	248
Supplementary major medical insurance business	5	(75)
Other businesses	2,256	1,810

Total	22,864	20,157

(1)	Individual Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the individual life insurance business increased by 9.2% year-on-year. This was primarily due to the change of discount rate assumption of reserves of traditional life insurance.

(2)	Group Life Insurance Business

During the Reporting Period, profit before income tax of the Company in the group life insurance business increased by 203.1% year-on-year. This was primarily due to a decrease in policyholder dividends of group life insurance business segment.

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

(3)	Short-term Insurance Business

During the Reporting Period, profit before income tax of the Company in the short-term insurance business increased by 105.2% year-on-year. This was primarily due to a low amount of the profits from the short-term insurance business.

(4)	Supplementary Major Medical Insurance Business

During the Reporting Period, changes in profit before income tax of the Company in the supplementary major medical insurance business, which is of low profit margin, were primarily due to the variation of claims.

4.	Income Tax

During the Reporting Period, income tax of the Company was RMB4,310 million, a 12.6% increase year- on-year. This was primarily due to the combined impact of taxable income and deferred tax.

5.	Net Profit

During the Reporting Period, net profit attributable to equity holders of the Company was RMB18,407 million, a 13.6% increase year-on-year. This was primarily due to the change of discount rate assumption of reserves of traditional life insurance. The yield curve of reserve computation benchmark for insurance contracts as of 30 June 2014 went upward as compared to that as of 31 December 2013.

III.	ANALYSIS OF MAJOR ITEMS OF CONSOLIDATED STATEMENT OF FINANCIAL POSITION

1.	Major Assets

		RMB million
	As at 30 June 2014	As at 31 December 2013
Investment assets	1,973,109	1,848,681
Term deposits	686,097	664,174
Held-to-maturity securities	533,578	503,075
Available-for-sale securities	533,745	491,527
Securities at fair value through profit or loss	31,675	34,172
Securities purchased under agreements to resell	1,306	8,295
Cash and cash equivalents	43,186	21,330
Loans	135,863	118,626
Statutory deposits-restricted	6,353	6,153
Investment properties	1,306	1,329
Other assets	147,005	124,260

Total	2,120,114	1,972,941

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

Term Deposits

As at the end of the Reporting Period, term deposits increased by 3.3% from the end of 2013. This was primarily due to an increase in the volume of ordinary term deposits.

Held-to-Maturity Securities

As at the end of the Reporting Period, held-to-maturity securities increased by 6.1% from the end of 2013. This was primarily due to the Company’s increased allocation in held-to-maturity corporate bonds and financial bonds appropriately in light of market conditions.

Available-for-Sale Securities

As at the end of the Reporting Period, available-for-sale securities increased by 8.6% from the end of 2013. This was primarily due to the Company’s increased allocation in available-for-sale debt securities in light of market conditions.

Securities at Fair Value through Profit or Loss

As at the end of the Reporting Period, securities at fair value through profit or loss decreased by 7.3% from the end of 2013. This was primarily due to the Company’s decreased allocation in securities at fair value through profit or loss in light of market conditions.

Cash and Cash Equivalents

As at the end of the Reporting Period, cash and cash equivalents increased by 102.5% from the end of 2013. This was primarily due to the needs for liquidity management.

Loans

As at the end of the Reporting Period, loans increased by 14.5% from the end of 2013. This was primarily due to the increased allocation in policy loans, debt investment plans and other investment assets.

Investment Properties

As at the end of the Reporting Period, investment properties decreased by 1.7% from the end of 2013. This was primarily due to the depreciation of investment properties.

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

As at the end of the Reporting Period, our investment assets are categorized as below in terms of asset classes:

				RMB million
	As at 30 June 2014		As at 31 December 2013
Investment category	Amount	Percentage	Amount	Percentage
Fixed-maturity investments	1,778,067	90.12%	1,662,770	89.94%
Term deposits	686,097	34.77%	664,174	35.93%
Bonds	948,289	48.06%	873,585	47.25%
Insurance asset management products[1]	59,431	3.01%	55,107	2.98%
Other fixed-maturity investments[2]	84,250	4.28%	69,904	3.78%
Equity investments	149,244	7.56%	154,957	8.39%
Common stocks	58,744	2.98%	79,727	4.31%
Funds	45,059	2.28%	58,991	3.19%
Other equity investments[3]	45,441	2.30%	16,239	0.89%
Investment properties	1,306	0.07%	1,329	0.07%
Cash, cash equivalents and others[4]	44,492	2.25%	29,625	1.60%

Total	1,973,109	100%	1,848,681	100%

Notes:

1.	Insurance asset management products under fixed-maturity investments include infrastructure and real estate debt investment plan and project asset-backed plan.
2.	Other fixed-maturity investments include policy loans, trust schemes, statutory deposits-restricted, etc.
3.	Other equity investments include private equity funds, unlisted equities, equity investment plan, etc.
4.	Cash, cash equivalents and others include cash and cash equivalents and securities purchased under agreements to resell.

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

2.	Major Liabilities

		RMB million
	As at 30	As at 31
	June 2014	December 2013
Insurance contracts	1,558,208	1,494,497
Investment contracts	68,588	65,087
Policyholder dividends payable	52,400	49,536
Bonds payable	67,987	67,985
Securities sold under agreements to repurchase	68,547	20,426
Annuity and other insurance balances payable	27,250	23,179
Deferred tax liabilities	9,322	4,919
Other liabilities	24,891	24,727

Total	1,877,193	1,750,356

Insurance Contracts

As at the end of the Reporting Period, insurance contracts liabilities increased by 4.3% from the end of 2013. This was primarily due to the new insurance business and the accumulation of insurance liabilities from renewal business. As at the reporting date, the Company’s insurance contracts reserves passed liability adequacy testing.

Investment Contracts

As at the end of the Reporting Period, account balance of investment contracts increased by 5.4% from the end of 2013. This was primarily due to an increase in the account volume of certain investment contracts products.

Policyholder Dividends Payable

As at the end of the Reporting Period, policyholder dividends payable increased by 5.8% from the end of 2013. This was primarily due to an increase in the amount of accumulated interest-bearing dividends payable.

Bonds Payable

As at the end of the Reporting Period, bonds payable remained stable as compared to the end of 2013. This was primarily due to the fact that no subordinated term debts were issued by the Company in the first half of 2014.

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

Securities Sold under Agreements to Repurchase

As at the end of the Reporting Period, securities sold under agreements to repurchase increased by 235.6% from the end of 2013. This was primarily due to the needs for liquidity management.

Annuity and Other Insurance Balances Payable

As at the end of the Reporting Period, annuity and other insurance balances payable increased by 17.6% from the end of 2013. This was primarily due to an increase in maturities payable and surrenders payable.

Deferred Tax Liabilities

As at the end of the Reporting Period, deferred tax liabilities increased by 89.5% from the end of 2013. This was primarily due to an increase in the fair value of available-for-sale securities.

3.	Equity Holders’ Equity

As at the end of the Reporting Period, equity holders’ equity was RMB240,586 million, a 9.2% increase from the end of 2013. This was primarily due to the combined impact of an increase in fair value of available-for-sale securities and the net profit during the Reporting Period.

IV.	ANALYSIS OF CASH FLOWS

1.	Liquidity Sources

Our principal cash inflows come from insurance premiums, deposits from investment contracts, proceeds from sales and maturity of investment assets, and investment income. The primary liquidity risks with respect to these cash flows are the risks of early withdrawals by contract holders and policyholders, as well as the risks of default by debtors, interest rate changes and other market volatilities. We closely monitor and manage these risks.

Our cash and bank deposits can provide us with a source of liquidity to meet normal cash outflows. As at the end of the Reporting Period, the amount of cash and cash equivalents was RMB43,186 million. In addition, substantially all of our term deposits with banks allow us to withdraw funds on deposit, subject to a penalty interest charge. As at the end of the Reporting Period, the amount of term deposits was RMB686,097 million.

Our investment portfolio also provides us with a source of liquidity to meet unexpected cash outflows. We are also subject to market liquidity risk due to the large size of our investments in some of the markets in which we invest. In some circumstances, some of our holdings of investment securities may be large enough to have an influence on the market value. These factors may limit our ability to sell these investments or sell them at a fair price.

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

2.	Liquidity Uses

Our principal cash outflows primarily relate to the liabilities associated with our various life insurance, annuity and accident and health insurance products, dividend and interest payments on our insurance policies and annuity contracts, operating expenses, income taxes and dividends that may be declared and paid to our equity holders. Cash outflows arising from our insurance activities primarily relate to benefit payments under these insurance products, as well as payments for policy surrenders, withdrawals and loans.

We believe that our sources of liquidity are sufficient to meet our current cash requirements.

3.	Consolidated Cash Flows

		RMB million
	January to June	January to June
	2014	2013
Net cash inflow from operating activities	40,471	42,740
Net cash outflow from investing activities	(61,873)	(45,517)
Net cash inflow/(outflow) from financing activities	43,243	(15,550)
Foreign currency gains/(losses) on cash and cash equivalents	15	(12)

Net increase/(decrease) in cash and cash equivalents	21,856	(18,339)

We have established a cash flow testing system, and conduct regular tests to monitor the cash inflows and outflows under various changing circumstances and adjust the asset portfolio accordingly to ensure sufficient sources of liquidity. During the Reporting Period, net cash inflow from operating activities decreased by 5.3% year-on-year. This was primarily due to a decrease in insurance premiums. Net cash outflow from investing activities increased by 35.9% year-on-year. This was primarily due to the needs for investment management. The change in net cash inflow from financing activities was primarily due to the needs for liquidity management.

China Life Insurance Company Limited     2014 Interim Report

Management Discussion and Analysis

V.	SOLVENCY RATIO

The solvency ratio of an insurance company is a measure of capital adequacy, which is calculated by dividing the actual capital of the company (which is its admissible assets less admissible liabilities, determined in accordance with relevant regulatory requirements) by the minimum capital it is required to meet. The following table shows our solvency ratio as at the end of the Reporting Period:

		RMB million
	As at 30	As at 31
	June 2014	December 2013
Actual capital	187,282	168,501
Minimum capital	77,715	74,485
Solvency ratio	240.99%	226.22%

The increase of the Company’s solvency ratio was primarily due to the combined effects of the increase in comprehensive income during the Reporting Period, the distribution of cash dividend for the year 2013 and the increase in minimum capital requirement resulting from the steady business development of the Company.

VI.	CORE COMPETITIVENESS

During the Reporting Period, there was no material change in the Company’s core competitiveness.

VII.	USE OF RAISED AND NON-RAISED CAPITAL

During the Reporting Period, the Company had neither raised capital nor used capital raised in the previous periods. The Company had not invested in any major projects with non-raised capital, the total investment amounts of which were over 10% of the audited equity holder’s equity as at the end of the previous year.

VIII.	IMPLEMENTATION OF PROFIT DISTRIBUTION PLAN DURING THE REPORTING PERIOD

The Company will not declare an interim dividend for the Reporting Period.

According to the Profit Distribution Plan of the Company for the Year 2013 approved at the 2013 Annual General Meeting held on 29 May 2014, with the appropriation to its discretionary surplus reserve fund of RMB2,470 million (10% of the net profit for the year 2013 under China Accounting Standards for Business Enterprises), based on a total of 28,264,705,000 shares in issue, the Company has distributed a cash dividend of RMB0.30 per share (inclusive of tax) to all shareholders of the Company, totaling approximately RMB8,479 million.

China Life Insurance Company Limited     2014 Interim Report

Significant Events

I.	MATERIAL LITIGATIONS, ARBITRATIONS AND MATTERS GENERALLY ENQUIRED BY MEDIA

During the Reporting Period, the Company was not involved in any material litigation, arbitration or matter generally enquired by media.

II.	MAJOR CONNECTED TRANSACTIONS

(I)	Continuing Connected Transactions

During the Reporting Period, the following continuing connected transactions were carried out by the Company pursuant to Rule 14A.76(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), including the policy management agreement between the Company and CLIC, the asset management agreement between the Company and AMC, and the insurance sales framework agreement between the Company and CLP&C. These continuing connected transactions were subject to reporting, announcement and annual review requirements but were exempt from independent shareholders’ approval requirements under the Listing Rules. CLIC, the controlling shareholder of the Company, holds 40% of the equity interest of AMC and 60% of the equity interest of CLP&C. Therefore, each of CLIC, AMC and CLP&C constitutes a connected person of the Company.

During the Reporting Period, the following continuing connected transactions were carried out by the Company under Chapter 14A of the Listing Rules, including the framework agreements entered into by China Life AMP Asset Management Co., Ltd. (“AMP”) with the Company, Pension Company, CLIC and CLP&C, respectively. These continuing connected transactions were subject to reporting, announcement, annual review and independent shareholders’ approval requirements under the Listing Rules. AMP is a non-wholly owned subsidiary of AMC and is therefore a connected person of the Company.

In addition, during the Reporting Period, the Company also entered into certain continuing connected transactions, including the asset management agreement between CLIC and AMC and the asset management agreement between the Company and China Life Investment Holding Company Limited (“CLI”), which are exempt from reporting, announcement, annual review and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules. CLI is a wholly-owned subsidiary of CLIC and is therefore a connected person of the Company.

1.	Policy Management Agreement

The Company and CLIC have from time to time entered into policy management agreements since 30 September 2003. The Company and CLIC entered into the 2011 confirmation letter on 15 December 2011, pursuant to which both parties confirmed the renewal of the policy management agreement for three years from 1 January 2012 to 31 December 2014. Pursuant to the policy management agreement, the Company agreed to provide policy administration services to CLIC relating to the non-transferred policies. The Company acts as a service provider under the agreement and does not acquire any rights or assume any obligations as an insurer under the non-transferred policies. For details as to the method of calculation of the service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap for each of the three years ending 31 December 2014 is RMB1,188 million.

China Life Insurance Company Limited     2014 Interim Report

Significant Events

For the first half of 2014, the service fee paid by CLIC to the Company amounted to RMB479 million.

2.	Asset Management Agreements

(1)	Asset Management Agreement between the Company and AMC

Since 30 November 2003, the Company has from time to time entered into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2012. On 27 December 2012, the Company entered into the 2012 asset management agreement with AMC, which is for a term of two years effective from 1 January 2013 and expiring on 31 December 2014, and subject to compliance with the Listing Rules, will be renewed for another year, unless terminated by either party giving to the other party no less than 90 days’ prior written notice to terminate the agreement at the expiration of its term. Pursuant to the 2012 asset management agreement, AMC agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of the applicable laws and regulations and the investment guidelines given by the Company. In consideration of AMC’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual cap of the asset management fee for each of the three years ending 31 December 2015 is RMB1,200 million.

For the first half of 2014, the Company paid AMC an asset management fee of RMB437 million.

(2)	Asset Management Agreement between CLIC and AMC

Since 30 November 2003, CLIC has from time to time entered into asset management agreements with AMC. The renewed asset management agreement between the parties expired on 31 December 2011. CLIC and AMC entered into the 2011 asset management agreement on 29 December 2011, which was for a term from 1 January 2012 to 31 December 2014. In accordance with the asset management agreement, AMC agreed to invest and manage assets entrusted to it by CLIC, on a discretionary basis, subject to the investment guidelines and instructions given by CLIC. In consideration of AMC’s services in respect of investing and managing assets entrusted to it by CLIC under the agreement, CLIC agreed to pay AMC a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2014 are RMB300 million, RMB310 million and RMB320 million, respectively.

For the first half of 2014, CLIC paid AMC an asset management fee of RMB64 million.

China Life Insurance Company Limited     2014 Interim Report

Significant Events

(3)	Asset Management Agreement between the Company and CLI

On 22 March 2013, the Company and CLI entered into the asset management agreement in respect of the investment and management of certain categories of assets. The term of the agreement has been extended to 31 December 2014 pursuant to the automatic renewal clause. Pursuant to the asset management agreement, CLI agreed to invest and manage assets entrusted to it by the Company, on a discretionary basis, within the scope granted by the Company and in accordance with the requirements of the applicable laws and regulations and the investment guidelines given by the Company. The assets under management include equity interests, real properties and related financial products. In consideration of CLI’s services in respect of investing and managing various categories of assets entrusted to it by the Company under the agreement, the Company agreed to pay CLI a service fee. For details as to the method of calculation of the asset management fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps of the asset management fee for the two years ending 31 December 2014 are RMB150 million and RMB250 million, respectively.

For the first half of 2014, the Company paid CLI an asset management fee of RMB25 million.

3.	Insurance Sales Framework Agreement

On 18 November 2008, the Company and CLP&C entered into the 2008 insurance sales framework agreement, which expired on 17 November 2011. On 8 March 2012, the Company and CLP&C entered into the 2012 insurance sales framework agreement, the terms and conditions of which were substantially the same as those of the 2008 insurance sales framework agreement. The 2012 insurance sales framework agreement was for a term of two years and would be automatically extended for another year after its expiry unless terminated by either party by giving to the other party a written notice within 30 days prior to its expiry. The parties agreed that they would confirm and recognize the rights and obligations arisen based on the terms and conditions of the 2008 insurance sales framework agreement in respect of the period after the expiry of the 2008 insurance sales framework agreement and before the commencement of the term of the 2012 insurance sales framework agreement. Pursuant to the agreement, CLP&C entrusted the Company to act as an agent to sell selected insurance products within the authorized regions, and agreed to pay an agency service fee to the Company in consideration of the services provided. For details as to the method of calculation of the agency service fee, please refer to Note 17 in the Notes to the Interim Condensed Consolidated Financial Statements. The annual caps for the three years ending 31 December 2014 are RMB660 million, RMB1,250 million and RMB1,950 million, respectively.

For the first half of 2014, CLP&C paid the Company an agency service fee of RMB460 million.

China Life Insurance Company Limited     2014 Interim Report

Significant Events

4.	Framework Agreements with AMP

(1)	Framework Agreement between the Company and AMP

As approved at the thirteenth meeting of the fourth session of the Board and the 2013 Annual General Meeting, the Company and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds, Asset Management for Specific Clients and Other Daily Transactions” on 30 May 2014. The agreement became effective upon signing by the parties and will end on 31 December 2016. Pursuant to the agreement, the Company and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services, asset management for specific clients and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB30,000 million, RMB66,000 million and RMB72,600 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB30,000 million, RMB66,000 million and RMB72,600 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB100 million, RMB300 million and RMB400 million, respectively; the annual caps of the management fee payable by the Company for the asset management for specific clients are RMB10 million, RMB20 million and RMB20 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

For the first half of 2014, the subscription price and corresponding subscription fee for the subscription of fund products is RMB2,000 million, the redemption price and corresponding redemption fee for the redemption of fund products is RMB0 million, the sales commission fee and client maintenance fee paid by AMP is RMB0 million, the management fee paid by the Company for the asset management for specific clients is RMB0 million, and the fees for other daily transactions is RMB0 million.

China Life Insurance Company Limited     2014 Interim Report

Significant Events

(2)	Framework Agreement between Pension Company and AMP

As approved at the thirteenth meeting of the fourth session of the Board and the 2013 Annual General Meeting, Pension Company and AMP propose to enter into the “Framework Agreement in relation to Subscription and Redemption of Fund Products, Sale of Funds and Other Daily Transactions”. The agreement will become effective upon signing by the parties and will end on 31 December 2016. Pursuant to the agreement, Pension Company and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB50 million, RMB100 million and RMB100 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

(3)	Framework Agreement between CLIC and AMP

As approved at the thirteenth meeting of the fourth session of the Board and the 2013 Annual General Meeting, CLIC and AMP entered into the “Framework Agreement in relation to Subscription and Redemption of Fund Products” on 30 May 2014. The agreement became effective upon signing by the parties and will end on 31 December 2016. Pursuant to the agreement, CLIC and AMP will enter into transactions in relation to the subscription and redemption of fund products. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price and corresponding subscription fee for the subscription of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; and the annual caps of the redemption price and corresponding redemption fee for the redemption of fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively.

For the first half of 2014, the subscription price and corresponding subscription fee for the subscription of fund products is RMB4,070 million, and the redemption price and corresponding redemption fee for the redemption of fund products is RMB0 million.

China Life Insurance Company Limited     2014 Interim Report

Significant Events

(4)	Framework Agreement between CLP&C and AMP

As approved at the thirteenth meeting of the fourth session of the Board and the 2013 Annual General Meeting, CLP&C and AMP entered into the “Cooperation Agreement” on 6 June 2014. The agreement became effective upon signing by the parties and will end on 31 December 2016. Pursuant to the agreement, CLP&C and AMP will enter into certain daily transactions, including subscription and redemption of fund products, sales agency services and other daily transactions permitted by laws and regulations. Pricing of the transactions under the agreement shall be determined by the parties through arm’s length negotiations with reference to the industry practices. For the three years ending 31 December 2016, the annual caps of the subscription price for the fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the redemption price for the fund products are RMB5,000 million, RMB10,000 million and RMB10,000 million, respectively; the annual caps of the subscription fee for the fund products are RMB50 million, RMB100 million and RMB100 million, respectively; the annual caps of the redemption fee for the fund products are RMB50 million, RMB100 million and RMB100 million, respectively; the annual caps of the sales commission fee and client maintenance fee payable by AMP are RMB50 million, RMB100 million and RMB100 million, respectively; and the annual caps of the fees for other daily transactions are RMB50 million, RMB100 million and RMB100 million, respectively.

For the first half of 2014, the subscription price for the fund products is RMB150 million, the redemption price for the fund products is RMB0 million, the subscription fee for the fund products is RMB0 million, the redemption fee for the fund products is RMB0 million, the sales commission fee and client maintenance fee paid by AMP is RMB0 million, and the fees for other daily transactions is RMB0 million.

(II)	Other Major Connected Transactions

1.	Acquisition of Properties from CLI

On 27 June 2012, the Company and CLI entered into the “Property Transfer Framework Agreement”, which was for a term of three years. Pursuant to the framework agreement, the Company proposed to acquire from CLI properties for use by the Company’s branches as office premises, which consist of 1,198 properties with a total gross floor area of approximately 803,424.09 square meters. The properties shall be transferred in batches with standalone agreement to be entered into for each transfer. The actual purchase price of each property shall be valued and determined by the qualified intermediaries agreed upon by the parties with reference to prevailing market price. The total consideration for the property purchase is expected to be no more than RMB1.7 billion. The parties shall cooperate with each other to complete the transfer of ownership and deliver the properties if standalone property transfer agreements in respect of such properties have been signed prior to the expiry of the framework agreement. The parties shall not transfer any properties under the framework agreement if standalone property transfer agreements in respect of such properties have not been signed prior to the expiry of the framework agreement.

China Life Insurance Company Limited     2014 Interim Report

Significant Events

2.	Entrustment of Enterprise Annuity Funds and Account Management Agreement

On 27 July 2009, the Company, CLIC and AMC entered into the “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company” with Pension Company. The agreement is valid for three years from the date on which the entrusted funds are transferred into a special entrustment account. As a trustee and account manager, Pension Company provides trusteeship and account management services for the enterprise annuity funds of the Company, CLIC and AMC, and charges trustee management fees and account management fees in accordance with the agreement. The agreement expired on 1 December 2012. As considered and approved at the fourth meeting of the fourth session of the Board of Directors of the Company, the Company, CLIC, AMC and Pension Company renewed the agreement in the form of memorandum for one year up to 1 December 2013. At present, the Company, CLIC, AMC and Pension Company have entered into a new “Entrustment of Enterprise Annuity Funds and Account Management Agreement of China Life Insurance (Group) Company (including Supplemental Provisions in relation to Account Management and Investment Management)” and are in the process of filing the agreement with the Ministry of Human Resources and Social Security of the PRC.

3.	Capital Injection to CLP&C

As approved at the eleventh meeting of the fourth session of the Board and at the 2013 Annual General Meeting, the Company entered into the “Capital Injection Contract of China Life Property and Casualty Insurance Company Limited” with CLIC and CLP&C on 9 June 2014, whereby the Company and CLIC agreed to inject further capital into CLP&C by subscription of 2.8 billion shares and 4.2 billion shares at RMB1.00 per share, respectively. The amount of the capital injection by the Company and CLIC is RMB2.8 billion and RMB4.2 billion, respectively, representing 40% and 60% of the increased registered capital of CLP&C, respectively. On 7 July 2014, the CIRC approved CLP&C’s application for the change of its registered capital. Upon completion of the capital injection, the aggregate investment of the Company in CLP&C amounts to RMB6 billion, and CLP&C continues to be held as to 60% and 40% by CLIC and the Company, respectively.

Of the above connected transactions, the transactions in relation to the acquisition of properties from CLI and the capital injection to CLP&C were subject to reporting and announcement requirements but were exempt from independent shareholders’ approval requirements pursuant to Rule 14A.76(2) of the Listing Rules. The transaction of the capital injection to CLP&C was submitted to the shareholders’ meeting for approval pursuant to the aggregation principles of the listing rules of SSE.

(III)	Statement on Claims, Debt Transactions and Guarantees etc. with Connected Parties outside the Course of Business

During the Reporting Period, the Company was not involved in claims, debt transactions or guarantees with connected parties outside the course of its business.

China Life Insurance Company Limited     2014 Interim Report

Significant Events

III.	ASSET TRANSACTIONS, MERGERS AND ACQUISITIONS DURING THE REPORTING PERIOD

During the Reporting Period, the Company did not undertake any material asset transaction, merger and acquisition.

IV.	PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S SECURITIES

During the Reporting Period, the Company and its subsidiaries did not purchase, sell or redeem any of the Company’s listed securities.

V.	MATERIAL CONTRACTS AND THE PERFORMANCE OF MATERIAL CONTRACTS

1.	During the Reporting Period, the Company neither acted as trustee, contractor or lessee of other companies’ assets, nor entrusted, contracted or leased its assets to other companies, the profit or loss from which accounted for 10% or above of the Company’s profits for the Reporting Period.

2.	The Company neither gave external guarantees nor provided guarantees to its subsidiaries during the Reporting Period.

3.	Except otherwise disclosed in this interim report, the Company had no other material contracts during the Reporting Period.

VI.	H SHARE STOCK APPRECIATION RIGHTS

No H Share Stock Appreciation Rights of the Company were granted or exercised in the first half of 2014. The Company will deal with such rights and related matters in accordance with relevant PRC governmental policy.

VII.	UNDERTAKINGS OF THE COMPANY OR SHAREHOLDERS HOLDING MORE THAN 5% OF THE SHARE CAPITAL OF THE COMPANY WHICH ARE EITHER GIVEN OR EFFECTIVE DURING THE REPORTING PERIOD

Prior to the listing of the Company’s A Shares (30 November 2006), land use rights were injected by CLIC into the Company during its reorganization. Out of these, four pieces of land (with a total area of 10,421.12 square meters) had not had its formalities in relation to the change of ownership completed. Further, out of the properties injected into the Company, there were six properties (with a gross floor area of 8,639.76 square meters) in respect of which the formalities in relation to the change of ownership had not been completed. CLIC undertook to complete the above-mentioned formalities within one year of the date of listing of the Company’s A Shares, and in the event such formalities could not be completed within such period, CLIC would bear any potential losses to the Company in relation thereto.

China Life Insurance Company Limited     2014 Interim Report

Significant Events

CLIC strictly followed these commitments. As at the end of the Reporting Period, save for the two properties and related land of the Company’s Shenzhen Branch, the ownership registration formalities of which had not been completed due to historical reasons, all other formalities in relation to the change of land and property ownership had been completed. The Shenzhen Branch of the Company continues to use such properties and land, and no other parties have questioned or hindered the use of such properties and land by the Company.

The Company’s Shenzhen Branch and the other co-owners of the properties have issued a letter to the governing department of the original owner of the properties in respect of the confirmation of ownership of the properties, requesting it to report the ownership issue to the State-owned Assets Supervision and Administration Commission of the State Council (the “SASAC”), and requesting the SASAC to confirm the respective shares of each co-owner in the properties and to issue written documents in this regard to the department of land and resources of Shenzhen, so as to assist the Company and the other co-owners to complete the formalities in relation to the division of ownership of the properties.

Given that the change of ownership of the above two properties and related land use rights were directed by the co-owners, and all formalities in relation to the change of ownership were proceeded slowly due to reasons such as issues rooted in history and government approvals, CLIC, the controlling shareholder of the Company, made further commitment as follows: CLIC will assist the Company in completing, and urge the co-owners to complete the formalities in relation to the change of ownership in respect of the above two properties and related land use rights as soon as possible. If the formalities cannot be completed due to the reasons of the co-owners, CLIC will take any other legally practicable measures to resolve the issue and will bear any potential losses suffered by the Company as a result of the defective ownership.

VIII. AUDITORS

Resolution was passed at the 2013 Annual General Meeting held on 29 May 2014 to engage Ernst & Young Hua Ming LLP and Ernst & Young as the PRC and international auditors of the Company for the year 2014, respectively. The Company’s 2014 half-year financial statements prepared in accordance with the Chinese Accounting Standards for Business Enterprises has been reviewed (not audited) by Ernst & Young Hua Ming LLP and the Company’s 2014 Interim Condensed Consolidated Financial Statements prepared in accordance with the International Financial Reporting Standards has been reviewed (not audited) by Ernst & Young.

China Life Insurance Company Limited     2014 Interim Report

Significant Events

IX.	CORPORATE GOVERNANCE

In the first half of 2014, the Company adhered strictly to the regulatory requirements and listing rules of the jurisdictions where it is listed, and adopted effective measures to improve the efficiency of the Board of Directors, strengthen the communication with investors, standardize and upgrade the system and workflow of information disclosure, and increase the transparency of its business operations so as to ensure that investors, especially small and medium investors, have an equal access to the Company’s information.

The Shareholders’ General Meetings, Board of Directors Meetings and Supervisory Committee Meetings of the Company have been functioning pursuant to their relevant procedural rules. As at 30 June 2014, the fourth session of the Board of Directors held 4 regular meetings, and the fourth session of the Supervisory Committee held 3 regular meetings. As at the latest practicable date (27 August 2014), the fourth session of the Board of Directors held 5 regular meetings, and the fourth session of the Supervisory Committee held 4 regular meetings. The Company held the 2013 Annual General Meeting on 29 May 2014 and the First Extraordinary General Meeting 2014 on 18 August 2014. The announcements concerning the resolutions adopted at the above meetings were published on the China Securities Journal, Shanghai Securities News and Securities Times, as well as the website of the SSE, the HKExnews website of Hong Kong Exchanges and Clearing Limited and the website of the Company.

The Company has applied the principles of the Corporate Governance Code and Corporate Governance Report (the “CG Code”) as set out in Appendix 14 to the Listing Rules, and has complied with all code provisions of the CG Code during the Reporting Period.

The Audit Committee of the Board of the Company has reviewed the 2014 Interim Report of the Company.

China Life Insurance Company Limited     2014 Interim Report

Changes in Share Capital and Shareholders Information

I.	CHANGES IN SHARE CAPITAL

During the Reporting Period, there was no change in the total number of shares and the share capital of the Company.

II. INFORMATION ON SHAREHOLDERS
Number of shareholders and their shareholdings

Total number of shareholders at the end of the Reporting Period	No. of A shareholders: 205,776 No. of H shareholders: 34,418

Particulars of top ten shareholders of the Company

						Unit: Shares
Name of shareholder	Nature of shareholder	Percentage of shareholding	Total number of shares held as at the end of the Reporting Period	Increase/decrease during the Reporting Period	Number of shares subject to selling restrictions	Number of shares pledged or frozen
China Life Insurance (Group) Company	State-owned legal person	68.37%	19,323,530,000	—	—	—
HKSCC Nominees Limited [1]	Overseas legal person	25.79%	7,288,201,680	+1,912,427	—	—
Shen Hefei	Domestic natural person	0.17%	48,304,495	+48,304,495	—	—
China Securities Finance Corporation Limited	State-owned legal person	0.14%	40,760,952	+24,180,982	—	—
State Development & Investment Corporation [2]	State-owned legal person	0.11%	31,902,234	-3,783,666	—	—
UBS AG	Overseas legal person	0.11%	30,005,280	+19,046,848	—	—
Morgan Stanley Investment Management Corporation — Morgan Stanley China A Share Fund	Overseas legal person	0.08%	22,863,632	+5,078,784	—	—
China National Nuclear Corporation [2]	State-owned legal person	0.07%	20,000,000	—	—	—
Credit Suisse (Hong Kong) Limited	Overseas legal person	0.07%	19,582,738	+12,304,998	—	—
China International Television Corporation [2]	State-owned legal person	0.07%	18,452,300	—	—	—

China Life Insurance Company Limited     2014 Interim Report

Changes in Share Capital and Shareholders Information

Details of shareholders

1.     HKSCC Nominees Limited is a company that holds shares on behalf of the clients of the Hong Kong stock brokers and other participants of the CCASS system. The relevant regulations of the HKSE do not require such persons to declare whether their shareholdings are pledged or frozen. Hence, HKSCC Nominees Limited is unable to calculate or provide the number of shares that are pledged or frozen.

2.     State Development & Investment Corporation, China National Nuclear Corporation and China International Television Corporation became the top 10 shareholders of the Company through the strategic placement during the initial public offering of A Shares of the Company in December 2006. The trading restriction period of the shares from the strategic placement was from 9 January 2007 to 9 January 2008.

3.     The Company was not aware of any connected relationship and concerted parties as defined by the “Measures for the Administration of the Takeover of Listed Companies” among the top ten shareholders of the Company.

III.	CHANGE IN THE CONTROLLING SHAREHOLDER AND THE EFFECTIVE CONTROLLER

During the Reporting Period, there was no change in the controlling shareholder and the effective controller of the Company.

IV.	INTERESTS AND SHORT POSITIONS IN THE SHARES AND UNDERLYING SHARES OF THE COMPANY HELD BY SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS UNDER HONG KONG LAWS AND REGULATIONS

So far as is known to the Directors, Supervisors and the chief executive of the Company, as at 30 June 2014, the following persons (other than the Directors, Supervisors and the chief executive of the Company) had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the Securities and Future Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”), or which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO, or as otherwise notified to the Company and HKSE:

China Life Insurance Company Limited     2014 Interim Report

Changes in Share Capital and Shareholders Information

Name of substantial shareholder	Capacity	Type of shares	Number of shares held		Percentage of the respective type of shares	Percentage of the total number of shares in issue
China Life Insurance (Group) Company	Beneficial owner	A Shares	19,323,530,000	(L)	92.80%	68.37%
BlackRock, Inc. (Note 1)	Interest in controlled corporation	H Shares	517,808,216	(L)	6.95%	1.83%
			12,017,495	(S)	0.16%	0.04%
JPMorgan Chase & Co. (Note 2)	Beneficial owner, investment manager, trustee and custodian corporation/approved lending agent	H Shares	451,068,171	(L)	6.06%	1.60%
			19,285,542	(S)	0.26%	0.07%
			325,946,721	(P)	4.38%	1.15%

The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

(Note 1):	BlackRock, Inc. was interested in a total of 517,808,216 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, BlackRock Investment Management, LLC., BlackRock Financial Management, Inc., BlackRock Institutional Trust Company, N.A., BlackRock Fund Advisors, BlackRock Advisors, LLC, BlackRock Japan Co Ltd, BlackRock Asset Management Canada Limited, BlackRock Asset Management Australia Limited, BlackRock Asset Management North Asia Limited, BlackRock (Netherlands) B.V., BlackRock Advisors (UK) Limited, BlackRock International Limited, BlackRock Asset Management Ireland Limited, BlackRock (Luxembourg) S.A., BlackRock Investment Management (UK) Ltd, BlackRock Asset Management Deutschland AG and BlackRock Fund Managers Ltd were interested in 7,811,435 H shares, 509,996,781 H shares, 94,449,051 H shares, 193,485,120 H shares, 5,078,000 H shares, 86,000 H shares, 3,131,090 H shares, 475,000 H shares, 70,765,333 H shares, 106,000 H shares, 53,676,429 H shares, 8,337,700 H shares, 57,540,058 H shares, 13,086,000 H shares, 8,844,000 H shares, 847,000 H shares and 1,372,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of BlackRock, Inc.

BlackRock, Inc. held by way of attribution a short position as defined under Part XV of the SFO in 12,017,495 H shares (0.16%).

(Note 2):	JPMorgan Chase & Co. was interested in a total of 451,068,171 H shares in accordance with the provisions of Part XV of the SFO. Of these shares, JPMorgan Chase Bank, N.A., J.P. Morgan Investment Management Inc., JF Asset Management Limited, JPMorgan Asset Management (Taiwan) Limited, JPMorgan Asset Management (UK) Limited, J.P. Morgan Whitefriars Inc., J.P. Morgan Securities plc, J.P. Morgan Clearing Corp and JF International Management Inc. were interested in 325,953,621 H shares, 472,510 H shares, 28,846,000 H shares, 2,694,000 H shares, 1,182,000 H shares, 65,064,965 H shares, 21,546,534 H shares, 2,027,541 H shares and 3,281,000 H shares respectively. All of these entities are either controlled or indirectly controlled subsidiaries of JPMorgan Chase & Co.

Included in the 451,068,171 H shares are 325,946,721 H shares (4.38%), which are held in the “lending pool”, as defined under Section 5(4) of the Securities and Futures (Disclosure of Interests – Securities Borrowing and Lending) Rules.

JPMorgan Chase & Co. held by way of attribution a short position as defined under Part XV of the SFO in 19,285,542 H shares (0.26%).

Save as disclosed above, the Directors, Supervisors and the chief executive of the Company are not aware that there is any party who, as at 30 June 2014, had an interest or short position in the shares and underlying shares of the Company which were recorded in the register required to be kept by the Company pursuant to Section 336 of the SFO.

China Life Insurance Company Limited     2014 Interim Report

Directors, Supervisors, Senior Management and Employees

I.	CHANGE IN SHARES OF THE COMPANY HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

During the Reporting Period, there was no change in shares of the Company held by Directors, Supervisors and Senior Management.

II.	CHANGE OF DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

1.	Due to adjustment of work arrangements, Mr. Wan Feng tendered his resignation as the President of the Company, and was re-designated as a Non-executive Director of the Company on and with effect from 25 March 2014. At the twelfth meeting of the fourth session of the Board held on the same day, Mr. Wan Feng was elected as the Vice Chairman of the Company. Due to his personal career arrangement, Mr. Wan Feng tendered his resignation as the Vice Chairman, a Non-executive Director and a member of the Strategy and Investment Decision Committee of the Board on and with effect from 5 August 2014.

2.	Due to adjustment of work arrangements, Ms. Liu Yingqi tendered her resignation as an Executive Director, a member of the Risk Management Committee of the Board and the Vice President of the Company on and with effect from 25 March 2014.

3.	Due to adjustment of work arrangements, Mr. Liu Jiade tendered his resignation as the Vice President of the Company on and with effect from 25 March 2014.

4.	Due to reaching the statutory retirement age, Mr. Zhou Ying ceased to be the Vice President of the Company from 3 April 2014.

5.	With the approval given at the twelfth meeting of the fourth session of the Board of the Company and the approval of the CIRC, Mr. Lin Dairen was appointed as the President of the Company with effect from 29 April 2014.

6.	In accordance with the relevant state policy of China, Mr. Sun Changji tendered his resignation as an Independent Director of the Company, the Chairman of the Nomination and Remuneration Committee and a member of the Audit Committee on 29 May 2014; Mr. Tang Jianbang tendered his resignation as an Independent Director of the Company, the Chairman of the Strategy and Investment Decision Committee and a member of the Audit Committee on 29 May 2014. Mr. Sun Changji and Mr. Tang Jianbang will continue to perform their duties as Independent Directors and relevant duties as members of the various Board committees until the qualifications of the newly appointed Independent Directors are approved by the CIRC.

7.	In accordance with the relevant state policy of China, Mr. Luo Zhongmin tendered his resignation as an External Supervisor of the Company to the Supervisory Committee on and with effect from 29 May 2014.

8.	With the approval given at the 2013 Annual General Meeting and the approval of the CIRC, Mr. Su Hengxuan and Mr. Miao Ping were elected as Executive Directors of the Company with effect from 1 July 2014.

China Life Insurance Company Limited     2014 Interim Report

Directors, Supervisors, Senior Management and Employees

9.	At the First Extraordinary General Meeting 2014 held on 18 August 2014, Mr. Chang Tso Tung, Stephen and Mr. Huang Yiping were elected as Independent Directors of the fourth session of the Board of the Company. The qualification of each of Mr. Chang Tso Tung, Stephen and Mr. Huang Yiping as a Director is subject to approval by the CIRC.

10.	At the First Extraordinary General Meeting 2014 held on 18 August 2014, Ms. Xiong Junhong was elected as a Shareholder Representative Supervisor of the fourth session of the Supervisory Committee of the Company. The qualification of Ms. Xiong Junhong as a Supervisor is subject to approval by the CIRC.

11.	With the approval given at the sixteenth meeting of the fourth session of the Board of the Company, each of Mr. Xu Hengping (Chief Operating Officer), Mr. Xu Haifeng (General Business Director and President of the Hebei Branch), Mr. Li Mingguang (Chief Actuary) and Mr. Yang Zheng (Chief Financial Officer) was appointed as the Vice President of the Company. The qualification of each of Mr. Xu Hengping, Mr. Xu Haifeng, Mr. Li Mingguang and Mr. Yang Zheng as the Vice President of the Company is subject to approval by the CIRC.

III.	NUMBER OF EMPLOYEES

As at 30 June 2014, the Company had 97,855 employees in total.

IV.	DISCLOSURE OF INTERESTS OF DIRECTORS, SUPERVISORS AND THE CHIEF EXECUTIVE IN THE SHARES OF THE COMPANY

As at 30 June 2014, none of the Directors, Supervisors and the chief executive of the Company had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) that were required to be recorded in the register of the Company required to be kept pursuant to Section 352 of the SFO or which had to be notified to the Company and the HKSE pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules.

V.	COMPLIANCE WITH THE CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS AND SUPERVISORS OF THE COMPANY

The Board has established written guidelines on no less exacting terms than the Model Code for Directors and Supervisors of the Company in respect of their dealings in the securities of the Company. After making specific inquiries to all the Directors and Supervisors of the Company, they confirmed that they had complied with the Model Code and the Company’s own guidelines during the Reporting Period.

China Life Insurance Company Limited     2014 Interim Report

International Auditor’s Independent Review Report

To the Board of Directors of China Life Insurance Company Limited

(Incorporated in the People’s Republic of China with limited liability)

INTRODUCTION

We have reviewed the interim condensed consolidated financial statements, set out on pages 43 to 84, which comprise the interim condensed consolidated statement of financial position of China Life Insurance Company Limited (the “Company”) and its subsidiaries (together, the “Group”) as at 30 June 2014 and the related interim condensed consolidated statements of comprehensive income, changes in equity and cash flows for the six-month period then ended, a summary of significant accounting policies and other explanatory notes. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 Interim Financial Reporting (“IAS 34”). The directors of the Company are responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with IAS 34. Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review. Our report is made solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards, or accept liability to, any other person for the contents of this report.

SCOPE OF REVIEW

We conducted our review in accordance with International Standard on Review Engagements 2410 Review of Interim Financial Information Performed by the Independent Auditor of the Entity. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34.

Ernst & Young

Certified Public Accountants

Hong Kong

27 August 2014

China Life Insurance Company Limited     2014 Interim Report

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2014

	Notes	Unaudited As at 30 June 2014 RMB million	Audited As at 31 December 2013 RMB million
ASSETS
Property, plant and equipment		23,383	23,393
Investment properties		1,306	1,329
Investments in associates and joint ventures	6	39,968	34,775
Held-to-maturity securities	7.1	533,578	503,075
Loans	7.2	135,863	118,626
Term deposits	7.3	686,097	664,174
Statutory deposits – restricted		6,353	6,153
Available-for-sale securities	7.4	533,745	491,527
Securities at fair value through profit or loss	7.5	31,675	34,172
Securities purchased under agreements to resell		1,306	8,295
Accrued investment income		41,233	34,717
Premiums receivable		18,925	9,876
Reinsurance assets		1,043	1,069
Other assets		22,453	20,430
Cash and cash equivalents		43,186	21,330

Total assets		2,120,114	1,972,941

The notes on pages 49 to 84 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited     2014 Interim Report

Interim Condensed Consolidated Statement of Financial Position

As at 30 June 2014

	Notes	Unaudited As at 30 June 2014 RMB million	Audited As at 31 December 2013 RMB million
LIABILITIES AND EQUITY
Liabilities
Insurance contracts	8	1,558,208	1,494,497
Investment contracts	9	68,588	65,087
Policyholder dividends payable		52,400	49,536
Interest-bearing loans and borrowings		2,896	—
Bonds payable		67,987	67,985
Securities sold under agreements to repurchase		68,547	20,426
Annuity and other insurance balances payable		27,250	23,179
Premiums received in advance		1,883	6,305
Other liabilities		19,860	18,233
Deferred tax liabilities	14	9,322	4,919
Current income tax liabilities		10	5
Statutory insurance fund		242	184

Total liabilities		1,877,193	1,750,356

Equity
Share capital	18	28,265	28,265
Reserves		109,710	96,913
Retained earnings		102,611	95,153

Attributable to equity holders of the Company		240,586	220,331

Non-controlling interests		2,335	2,254

Total equity		242,921	222,585

Total liabilities and equity		2,120,114	1,972,941

Approved and authorized for issue by the Board of Directors on 27 August 2014.

Yang Mingsheng	Lin Dairen
Director	Director

The notes on pages 49 to 84 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited     2014 Interim Report

Interim Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2014

		Unaudited For the six months ended 30 June
	Notes	2014 RMB million	2013 RMB million
REVENUES
Gross written premiums		197,250	203,251
Less: premiums ceded to reinsurers		(259)	(285)

Net written premiums		196,991	202,966
Net change in unearned premium reserves		(3,216)	(2,122)

Net premiums earned		193,775	200,844

Investment income	10	45,075	40,103
Net realised gains and impairment on financial assets	11	(267)	3,922
Net fair value gains through profit or loss	12	564	918
Other income		1,852	1,761

Total revenues		240,999	247,548

BENEFITS, CLAIMS AND EXPENSES
Insurance benefits and claims expenses
Life insurance death and other benefits		(113,906)	(111,690)
Accident and health claims and claim adjustment expenses		(6,635)	(4,688)
Increase in insurance contracts liabilities		(60,241)	(72,869)
Investment contract benefits		(1,031)	(985)
Policyholder dividends resulting from participation in profits		(9,212)	(9,777)
Underwriting and policy acquisition costs		(14,135)	(13,800)
Finance costs		(1,927)	(1,935)
Administrative expenses		(10,802)	(10,817)
Other expenses		(1,886)	(2,021)
Statutory insurance fund contribution		(401)	(385)

Total benefits, claims and expenses		(220,176)	(228,967)

Share of profit of associates and joint ventures		2,041	1,576

Profit before income tax	13	22,864	20,157
Income tax	14	(4,310)	(3,829)

Net profit		18,554	16,328

Attributable to:
– Equity holders of the Company		18,407	16,198
– Non-controlling interests		147	130

Basic and diluted earnings per share	15	RMB0.65	RMB0.57

The notes on pages 49 to 84 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited     2014 Interim Report

Interim Condensed Consolidated Statement of Comprehensive Income

For the six months ended 30 June 2014

	Unaudited For the six months ended 30 June
	2014 RMB million	2013 RMB million
Other comprehensive income
Other comprehensive income that may be reclassified to profit or loss in subsequent periods:
Fair value gains/(losses) on available-for-sale securities	13,156	(2,258)
Amount transferred to net profit from other comprehensive income	267	(3,922)
Portion of fair value changes on available-for-sale securities attributable to participating policyholders	—	2,476
Share of other comprehensive income of associates and joint ventures under the equity method	281	142
Income tax relating to components of other comprehensive income	(3,352)	898

Other comprehensive income that may be reclassified to profit or loss in subsequent periods	10,352	(2,664)

Other comprehensive income that will not be reclassified to profit or loss in subsequent periods	—	—
Other comprehensive income for the period, net of tax	10,352	(2,664)

Total comprehensive income for the period, net of tax	28,906	13,664

Attributable to:
– Equity holders of the Company	28,734	13,515
– Non-controlling interests	172	149

The notes on pages 49 to 84 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited     2014 Interim Report

Interim Condensed Consolidated Statement of Changes in Equity

For the six months ended 30 June 2014

	Unaudited
	Attributable to equity holders of the Company			Non-
			Retained	controlling
	Share capital	Reserves	earnings	interests	Total
	RMB million	RMB million	RMB million	RMB million	RMB million

As at 1 January 2013	28,265	112,428	80,392	2,016	223,101
Net profit	—	—	16,198	130	16,328
Other comprehensive income	—	(2,683)	—	19	(2,664)

Total comprehensive income	—	(2,683)	16,198	149	13,664

Transactions with owners
Appropriation to reserves	—	1,107	(1,107)	—	—
Dividends paid	—	—	(3,957)	—	(3,957)
Dividends to non-controlling interests	—	—	—	(80)	(80)

Total transactions with owners	—	1,107	(5,064)	(80)	(4,037)

As at 30 June 2013	28,265	110,852	91,526	2,085	232,728

As at 1 January 2014	28,265	96,913	95,153	2,254	222,585
Net profit	—	—	18,407	147	18,554
Other comprehensive income	—	10,327	—	25	10,352

Total comprehensive income	—	10,327	18,407	172	28,906

Transactions with owners
Appropriation to reserves	—	2,470	(2,470)	—	—
Dividends paid (Note 16)	—	—	(8,479)	—	(8,479)
Dividends to non-controlling interests	—	—	—	(91)	(91)

Total transactions with owners	—	2,470	(10,949)	(91)	(8,570)

As at 30 June 2014	28,265	109,710	102,611	2,335	242,921

The notes on pages 49 to 84 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited     2014 Interim Report

Interim Condensed Consolidated Statement of Cash Flows

For the six months ended 30 June 2014

	Unaudited For the six months ended 30 June
	2014 RMB million	2013 RMB million
Net cash inflow from operating activities	40,471	42,740
Net cash outflow from investing activities	(61,873)	(45,517)
Net cash inflow/(outflow) from financing activities	43,243	(15,550)
Foreign currency gains/(losses) on cash and cash equivalents	15	(12)

Net increase/(decrease) in cash and cash equivalents	21,856	(18,339)

Cash and cash equivalents
Beginning of period	21,330	69,452

End of period	43,186	51,113

Analysis of balances of cash and cash equivalents
Cash at bank and in hand	42,659	51,109
Short-term bank deposits	527	4

The notes on pages 49 to 84 form an integral part of the interim condensed consolidated financial statements.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

1	ORGANIZATION AND PRINCIPAL ACTIVITIES

China Life Insurance Company Limited (the “Company”) was established in the People’s Republic of China (“China” or the “PRC”) on 30 June 2003 as a joint stock company with limited liability, as part of a group restructuring of China Life Insurance (Group) Company (“CLIC”, formerly China Life Insurance Company) and its subsidiaries. The Company and its subsidiaries are hereinafter collectively referred to as the “Group”. The Group’s principal activity is the writing of life insurance business, providing life, annuities, accident and health insurance products in China.

The Company is a joint stock company incorporated in the PRC with limited liability. The address of its registered office is: 16 Financial Street, Xicheng District, Beijing, the PRC. The Company is listed on the New York Stock Exchange, The Stock Exchange of Hong Kong Limited, and the Shanghai Stock Exchange.

These unaudited interim condensed consolidated financial statements are presented in millions of Renminbi (“RMB million”) unless otherwise stated. The interim condensed consolidated financial statements have been approved and authorized for issue by the Board of Directors on 27 August 2014.

2	BASIS OF PREPARATION

These interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting issued by the International Accounting Standard Board. The interim condensed consolidated financial statements should be read in conjunction with the consolidated annual financial statements for the year ended 31 December 2013, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

Except for the ones described below, the accounting policies applied are consistent with those of the consolidated annual financial statements for the year ended 31 December 2013, as described in those annual financial statements.

2.1	New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2014

The following standards and amendments are mandatory for the first time for the financial year beginning 1 January 2014.

Effective for annual period
Standards/Amendments	Content	beginning on or after

IAS 32 Amendment	Financial instruments: Presentation-Offsetting Financial Assets and Financial Liabilities	1 January 2014

IAS 36 Amendment	Recoverable Amount Disclosures for Non-Financial Assets	1 January 2014

IAS 39 Amendment	Novation of Derivatives and Continuing of Hedge Accounting	1 January 2014

IFRS 10, IFRS 12 and	Investment Entities	1 January 2014

IAS 27 (Revised) Amendments

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

2	BASIS OF PREPARATION (CONTINUED)

2.1	New accounting standards and amendments adopted by the Group for the financial year beginning 1 January 2014 (continued)

IAS 32 Amendment – Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities

The amendment to IAS 32 clarifies the meaning of “currently has a legally enforceable right to set-off” and the criteria for non-simultaneous settlement mechanisms of clearing houses to qualify for offsetting. The amendment has no impact on the Group’s consolidated financial statements.

IAS 36 Amendment – Recoverable Amount Disclosures for Non-Financial Assets

The amendment to IAS 36 removes the unintended consequences of IFRS 13 Fair Value Measurement on the disclosures required under IAS 36 Impairment of Assets. In addition, the amendment requires disclosure of the recoverable amounts for the assets or each cash-generating unit for which impairment loss has been recognised or reversed during the period, and expands the disclosure requirements regarding the fair value measurement for these assets or units if their recoverable amounts are based on fair value less costs of disposal. The Group will provide the required disclosures once an impairment loss for non-financial assets exists.

IAS 39 Amendment – Novation of Derivatives and Continuing of Hedge Accounting

The amendment to IAS 39 provides relief from discontinuing hedge accounting when novation of a derivative designated as a hedging instrument meets certain criteria. The amendment is not relevant to the Group, since the Group has not applied hedge accounting during the current period.

IFRS 10, IFRS 12 and IAS 27 (Revised) Amendments – Investment Entities

These amendments provide an exception to the consolidation requirement for entities that meet the definition of an investment entity under IFRS 10 Consolidated Financial Statement. The exception to consolidation requires investment entities to account for subsidiaries at fair value through profit or loss. These amendments are not relevant to the Group, since the Group does not qualify to be an investment entity under IFRS 10.

2.2	New accounting standards and amendments that are not yet effective and have not been early adopted by the Group for the financial year beginning 1 January 2014

Standards/Amendments	Content	Effective for annual period beginning on or after

IFRS 11 Amendment and IFRS 1 Amendment	Accounting for Acquisitions of Interests in Joint Operations	1 January 2016
IFRS 15	Revenue from Contracts with Customers	1 January 2017
IFRS 9	Financial Instruments	1 January 2018

The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

3	CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS IN APPLYING ACCOUNTING POLICIES

The preparation of the interim condensed consolidated financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing the interim condensed consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended 31 December 2013.

4	FINANCIAL RISK MANAGEMENT

The Group’s activities are exposed to a variety of financial risks. The key financial risk is that proceeds from the sale of financial assets will not be sufficient to fund the obligations arising from the Group’s insurance and investment contracts. The most important components of financial risk are market risk, credit risk and liquidity risk.

The interim condensed consolidated financial statements do not include all financial risk management information and disclosures required in the consolidated annual financial statements, and should be read in conjunction with the Group’s consolidated annual financial statements for the year ended 31 December 2013.

There have been no significant changes in the Group’s risk management processes since 31 December 2013 or in any risk management policies.

Fair value hierarchy

Level 1 fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can obtain at the measurement date.

Other than Level 1 quoted price, Level 2 fair value is based on valuation technique using significant inputs that are observable for the asset being measured, either directly or indirectly, for substantially the full term of the asset through corroboration with observable market data. Observable inputs generally used to measure the fair value of securities classified as Level 2 include quoted market prices for similar assets in active markets; quoted market prices in markets that are not active for identical or similar assets and other market observable inputs. This level includes the debt securities for which quotations are available from pricing services providers. Fair value provided by pricing services providers are subject to a number of validation procedures by management. These procedures include a review of the valuation models utilised and the results of these models, and as well as the recalculation of prices obtained from pricing services at the end of each reporting period.

Under certain conditions, the Group may not receive price from independent third party pricing services. In this instance, the Group’s valuation team may choose to apply internally developed valuation method to the assets or liabilities being measured, determine the main inputs for valuation, and analyse the change of the valuation and report it to management. Key inputs involved in internal valuation services are not based on observable market data. They reflect assumptions made by management based on judgements and experiences. The assets or liabilities valued by this method are generally classified as Level 3.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair value hierarchy (continued)

At 30 June 2014, assets classified as Level 1 account for approximately 26.12% of assets measured at fair value on a recurring basis. Fair value measurements classified as Level 1 include certain debt securities, equity securities that are traded in an active exchange market or interbank market and open-ended funds. The Group considers a combination of certain factors to determine whether a market for a financial instrument is active, including the occurrence of trades within the specific period, the respective trading volume, and the degree which the implied yields for a debt security for observed transactions differs from the Group’s understanding of the current relevant market rates and information. Trading prices from Chinese interbank market are determined by both trading counterparties and can be observed publicly. The Company adopted this price of the debt securities traded on Chinese interbank market at reporting date as their fair market value and classified the investments as Level 1. Open-ended funds also have active markets. Fund management companies publish the net asset value of these funds on their websites on each trading date. Investors subscribe for and redeem units of these funds in accordance with the fund net asset value published by the fund management companies on each trading date. The Company adopted the unadjusted net asset value of the funds at reporting dates as their fair market value and classified the investments as Level 1.

At 30 June 2014, assets classified as Level 2 account for approximately 71.03% of assets measured at fair value on a recurring basis. They primarily include certain debt securities and equity securities. Valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyze and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. Debt securities are classified as Level 2 when they are valued at recent quoted price from Chinese interbank market or from valuation service providers.

At 30 June 2014, assets classified as Level 3 account for approximately 2.85% of assets measured at fair value on a recurring basis. They primarily include unlisted equity securities and unlisted debt securities. Fair values are determined using valuation technique, including discounted cash flow valuations, market comparison approach, and etc.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair	value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 30 June 2014:

	Fair value measurement using
	Quoted prices in active market Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities	97,713	30,657	15,752	144,122
– Debt securities	34,589	352,692	301	387,582
Securities at fair value through profit or loss
– Equity securities	3,081	—	—	3,081
– Debt securities	11,772	16,822	—	28,594

Total	147,155	400,171	16,053	563,379

Liabilities measured at fair value
Investment contracts at fair value through profit or loss	(22)	—	—	(22)

Total	(22)	—	—	(22)

The following table presents the changes in Level 3 assets for the six months ended 30 June 2014:

	Available-for-sale securities		Securities at fair value through profit or loss
	Debt securities	Equity securities	Equity securities	Total
	RMB million	RMB million	RMB million	RMB million
Opening balance	301	13,588	—	13,889
Purchases	—	1,629	—	1,629
Transferred into Level 3	—	397	—	397
Transferred out of Level 3	—	(304)	—	(304)
Total gains/(losses) recorded in profit or loss	—	—	—	—
Total gains/(losses) recorded in other comprehensive income	—	442	—	442

Closing balance	301	15,752	—	16,053

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair	value hierarchy (continued)

The following table presents the Group’s quantitative disclosures of fair value measurement hierarchy for assets and liabilities measured at fair value as at 31 December 2013:

	Fair value measurement using
	Quoted prices in active market Level 1 RMB million	Significant observable inputs Level 2 RMB million	Significant unobservable inputs Level 3 RMB million	Total RMB million
Assets measured at fair value
Available-for-sale securities
– Equity securities	134,085	3,868	13,588	151,541
– Debt securities	34,020	305,665	301	339,986
Securities at fair value through profit or loss
– Equity securities	3,416	—	—	3,416
– Debt securities	9,333	21,423	—	30,756

Total	180,854	330,956	13,889	525,699

Liabilities measured at fair value
Investment contracts at fair value through profit or loss	(25)	—	—	(25)

Total	(25)	—	—	(25)

The following table presents the changes in Level 3 assets for the six months ended 30 June 2013:

	Available-for-sale securities		Securities at fair value through profit or loss
	Debt securities	Equity securities	Equity securities	Total
	RMB million	RMB million	RMB million	RMB million

Opening balance	301	3,649	85	4,035
Purchases	210	5,845	—	6,055
Transferred into Level 3	—	216	—	216
Transferred out of Level 3	—	(205)	(85)	(290)
Total gains/(losses) recorded in profit or loss	—	(166)	—	(166)
Total gains/(losses) recorded in other comprehensive income	—	200	—	200

Closing balance	511	9,539	—	10,050

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

4	FINANCIAL RISK MANAGEMENT (CONTINUED)

Fair	value hierarchy (continued)

The assets whose fair value measurements are classified under Level 3 above do not have material impact on the profit or loss of the Group.

For the assets and liabilities measured at fair value, during the six months ended 30 June 2014, RMB22,730 million (for the six-months ended 30 June 2013: RMB11,721 million) debt securities were transferred from Level 1 to Level 2 within the fair value hierarchy, whereas RMB14,600 million (for the six-months ended 30 June 2013: RMB7,529 million) debt securities were transferred from Level 2 to Level 1. No material equity securities were transferred between Level 1 and Level 2.

For the six months ended 30 June 2014 and the six months ended 30 June 2013, there were no significant changes in the business or economic circumstances that affected the fair value of the Group’s financial assets and liabilities. There were also no reclassifications of financial assets.

As at 30 June 2014 and 31 December 2013, unobservable inputs such as weighted average cost of capital and liquidity discount were used in the valuation of assets classified as Level 3 of fair value. The fair value was not significantly sensitive to reasonable changes in these unobservable inputs.

5	SEGMENT INFORMATION

5.1	Operating segments

The Group operates in five operating segments:

(i)	Individual life insurance business (Individual life)

Individual life insurance business relates primarily to the sale of long-term insurance contracts and investment contracts which are mainly term life, whole life, endowment and annuity products, to individuals.

(ii)	Group life insurance business (Group life)

Group life insurance business relates primarily to the sale of long-term insurance contracts and investment contracts, which are mainly term life, whole life and annuity products, to group entities.

(iii)	Short-term insurance business (Short-term)

Short-term insurance business relates primarily to the sale of short-term insurance contracts, which are mainly the short-term accident and health insurance contracts.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

5	SEGMENT INFORMATION (CONTINUED)

5.1	Operating segments (continued)

(iv)	Supplementary major medical insurance business (Supplementary major medical)

Supplementary major medical insurance business relates primarily to the sale of supplementary major medical insurance contracts to urban and rural residents according to the “Interim Administrative Measures on the Supplementary Major Medical Insurance for Urban and Rural Residents by Insurance Companies” issued by the China Insurance Regulatory Commission.

(v)	Other businesses (Others)

Other businesses relate primarily to income and allocated cost of insurance agency business in respect of the provision of services to CLIC as described in Note 17, share of results of associates and joint ventures, income and expenses of subsidiaries, unallocated income and expenditure of the Group.

5.2	Allocation basis of income and expenses

Investment income, net realised gains and impairment on financial assets, net fair value gains through profit or loss and foreign exchange gains/(losses) within other expenses are allocated among segments in proportion to the respective segment’s average liabilities of insurance contracts and investment contracts at the beginning and end of the period. Administrative expenses and certain other expenses are allocated among segments in proportion to the unit cost of respective products in the different segments. Except for amounts arising from investment contracts which can be allocated to the corresponding segments above, other income and other expenses are presented in the “Others” segment directly. Income tax is not allocated.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

5	SEGMENT INFORMATION (CONTINUED)

			For the six months ended 30 June 2014
	Individual life	Group life	Short- term	Supplementary major medical RMB million	Others	Elimination	Total
Revenues
Gross written premiums	181,449	1,126	10,782	3,893	—	—	197,250

– Term life	10,610	411	—	—	—	—
– Whole life	13,793	573	—	—	—	—
– Endowment	139,877	—	—	—	—	—
– Annuity	17,169	142	—	—	—	—

Net premiums earned	181,303	1,122	9,463	1,887	—	—	193,775
Investment income	42,979	1,622	301	1	172	—	45,075
Net realised gains and impairment on financial assets	(238)	(9)	(2)	—	(18)	—	(267)
Net fair value gains through profit or loss	543	20	4	—	(3)	—	564
Other income	261	203	—	1	1,845	(458)	1,852

Including: inter-segment revenue	—	—	—	—	458	(458)	—

Segment revenues	224,848	2,958	9,766	1,889	1,996	(458)	240,999

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(113,609)	(297)	—	—	—	—	(113,906)
Accident and health claims and claim adjustment expenses	—	—	(4,869)	(1,766)	—	—	(6,635)
Increase in insurance contracts liabilities	(59,592)	(649)	—	—	—	—	(60,241)
Investment contract benefits	(239)	(792)	—	—	—	—	(1,031)
Policyholder dividends resulting from participation in profits	(8,880)	(332)	—	—	—	—	(9,212)
Underwriting and policy acquisition costs	(11,437)	(104)	(2,184)	—	(410)	—	(14,135)
Finance costs	(1,836)	(69)	(12)	—	(10)	—	(1,927)
Administrative expenses	(7,844)	(286)	(1,685)	(113)	(874)	—	(10,802)
Other expenses	(1,391)	(27)	(439)	—	(487)	458	(1,886)

Including: inter-segment expenses	(438)	(17)	(3)	—	—	458	—

Statutory insurance fund contribution	(317)	(11)	(68)	(5)	—	—	(401)

Segment benefits, claims and expenses	(205,145)	(2,567)	(9,257)	(1,884)	(1,781)	458	(220,176)

Share of profit of associates and joint ventures	—	—	—	—	2,041	—	2,041

Segment results	19,703	391	509	5	2,256	—	22,864

Income tax							(4,310)

Net profit							18,554

Other comprehensive income attributable to equity holders of the Company	9,837	371	69	—	50	—	10,327
Depreciation and amortisation	757	27	163	11	73	—	1,031

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

5	SEGMENT INFORMATION (CONTINUED)

			For the six months ended 30 June 2013
	Individual life	Group life	Short- term	Supplementary major medical	Others	Elimination	Total
	RMB million
Revenues
Gross written premiums	191,186	1,027	9,770	1,268	—	—	203,251
– Term life	1,219	388	—	—	—	—
– Whole life	18,129	32	—	—	—	—
– Endowment	138,953	—	—	—	—	—
– Annuity	32,885	607	—	—	—	—
Net premiums earned	191,104	1,023	8,197	520	—	—	200,844
Investment income	38,203	1,511	260	—	129	—	40,103
Net realised gains and impairment on financial assets	3,739	148	25	—	10	—	3,922
Net fair value gains through profit or loss	893	35	6	—	(16)	—	918
Other income	211	277	—	—	1,707	(434)	1,761

Including: inter-segment revenue	—	—	—	—	434	(434)	—

Segment revenues	234,150	2,994	8,488	520	1,830	(434)	247,548

Benefits, claims and expenses
Insurance benefits and claims expenses
Life insurance death and other benefits	(111,428)	(262)	—	—	—	—	(111,690)
Accident and health claims and claim adjustment expenses	—	—	(4,137)	(551)	—	—	(4,688)
Increase in insurance contracts liabilities	(72,128)	(741)	—	—	—	—	(72,869)
Investment contract benefits	(222)	(763)	—	—	—	—	(985)
Policyholder dividends resulting from participation in profits	(9,144)	(633)	—	—	—	—	(9,777)
Underwriting and policy acquisition costs	(11,573)	(58)	(1,815)	—	(354)	—	(13,800)
Finance costs	(1,849)	(73)	(13)	—	—	—	(1,935)
Administrative expenses	(7,821)	(287)	(1,814)	(42)	(853)	—	(10,817)
Other expenses	(1,640)	(37)	(389)	—	(389)	434	(2,021)
Including: inter-segment expenses	(415)	(16)	(3)	—	—	434	—

Statutory insurance fund contribution	(300)	(11)	(72)	(2)	—	—	(385)

Segment benefits, claims and expenses	(216,105)	(2,865)	(8,240)	(595)	(1,596)	434	(228,967)

Share of profit of associates and joint ventures	—	—	—	—	1,576	—	1,576

Segment results	18,045	129	248	(75)	1,810	—	20,157

Income tax							(3,829)

Net profit							16,328

Other comprehensive income attributable to equity holders of the Company	(2,602)	(103)	(18)	—	40	—	(2,683)
Depreciation and amortisation	763	28	183	4	37	—	1,015

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

6	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
As at 1 January	34,775	28,991
Investment in joint ventures	2,871	—
Scrip dividend (Note)	268	—
Share of profit	2,041	1,576
Other equity movements	281	142
Dividend declared (Note)	(268)	(198)

As at 30 June	39,968	30,511

Note:	2013 final dividend of HKD0.16 per ordinary share was approved and declared in the Annual General Meeting of Sino-Ocean Land Holdings Limited (“Sino-Ocean”) on 9 May 2014 and each shareholder could elect to receive the 2013 final dividend in cash or in scrip shares. The Company elected the scrip share option and received scrip shares amounting to RMB268 million with a corresponding increase in the carrying value of investments in associates.

7	FINANCIAL ASSETS

7.1	Held-to-maturity securities

	As at	As at
	30 June 2014	31 December 2013
	RMB million	RMB million
Debt securities
Government bonds	97,770	97,702
Government agency bonds	126,156	113,618
Corporate bonds	148,925	131,022
Subordinated bonds/debts	160,727	160,733

Total	533,578	503,075

Debt securities
Listed in mainland, PRC	52,474	49,159
Listed in Hong Kong, PRC	37	21
Listed in Singapore	23	23
Unlisted	481,044	453,872

Total	533,578	503,075

Unlisted debt securities include those traded on Chinese interbank market.

The fair value of held-to-maturity securities are determined by reference with other debt securities which are measured by fair value. Please refer to Note 4. The fair value of held-to-maturity under Level 1 was RMB54,709 million and under Level 2 was RMB467,008 million as at 30 June 2014 (As at 31 December 2013: Level 1 RMB54,643 million and Level 2 RMB410,353 million).

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

7	FINANCIAL ASSETS (CONTINUED)

7.1	Held-to-maturity securities (continued)

	As at	As at
	30 June 2014	31 December 2013
Debt securities – Contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	22,913	12,905
After one year but within five years	64,437	64,878
After five years but within ten years	135,729	109,334
After ten years	310,499	315,958

Total	533,578	503,075

7.2	Loans

	As at	As at
	30 June 2014	31 December 2013
	RMB million	RMB million
Policy loans	66,979	60,176
Other loans	68,884	58,450

Total	135,863	118,626

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

7	FINANCIAL ASSETS (CONTINUED)

7.2	Loans (continued)

	As at	As at
	30 June 2014	31 December 2013
	RMB million	RMB million
Maturing:
Within one year	67,180	60,315
After one year but within five years	43,054	26,192
After five years but within ten years	25,629	32,119

Total	135,863	118,626

7.3	Term deposits

	As at	As at
	30 June 2014	31 December 2013
	RMB million	RMB million
Maturing:
Within one year	144,955	74,932
After one year but within five years	541,142	579,242
After five years but within ten years	—	10,000

Total	686,097	664,174

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

7	FINANCIAL ASSETS (CONTINUED)

7.4	Available-for-sale securities

	As at 30 June 2014	As at 31 December 2013
	RMB million	RMB million
Available-for-sale securities, at fair value
Debt securities
Government bonds	30,545	31,435
Government agency bonds	129,861	119,739
Corporate bonds	200,933	165,001
Subordinated bonds/debts	24,778	23,579
Others	1,465	232

Subtotal	387,582	339,986

Equity securities
Funds	44,269	58,052
Common stocks	56,453	77,250
Others	43,400	16,239

Subtotal	144,122	151,541

Available-for-sale securities, at cost
Equity securities
Others	2,041	—

Total	533,745	491,527

Debt securities
Listed in mainland, PRC	39,572	37,652
Listed in Singapore	263	266
Unlisted	347,747	302,068

Subtotal	387,582	339,986

Equity securities
Listed in mainland, PRC	59,777	80,638
Listed in Hong Kong, PRC	2,848	2,985
Unlisted	83,538	67,918

Subtotal	146,163	151,541

Total	533,745	491,527

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

7	FINANCIAL ASSETS (CONTINUED)

7.4	Available-for-sale securities (continued)

Available-for-sale securities at cost include those equity investments which have no quoted price in active market and the fair value cannot be reliably measured.

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation and bank wealth management products with fair value obtained through the use of valuation methodologies.

	As at 30 June 2014	As at 31 December 2013
Debt securities – Contractual maturity schedule	RMB million	RMB million
Maturing:
Within one year	10,003	7,964
After one year but within five years	132,731	115,636
After five years but within ten years	124,704	117,242
After ten years	120,144	99,144

Total	387,582	339,986

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

7	FINANCIAL ASSETS (CONTINUED)

7.5	Securities at fair value through profit or loss

	As at 30 June 2014	As at 31 December 2013
	RMB million	RMB million
Debt securities
Government bonds	796	1,489
Government agency bonds	4,145	4,659
Corporate bonds	23,653	24,608

Subtotal	28,594	30,756

Equity securities
Funds	790	939
Common stocks	2,291	2,477

Subtotal	3,081	3,416

Total	31,675	34,172

Debt securities
Listed in mainland, PRC	4,805	5,375
Unlisted	23,789	25,381

Subtotal	28,594	30,756

Equity securities
Listed in mainland, PRC	2,312	2,484
Listed in Hong Kong, PRC	3	—
Unlisted	766	932

Subtotal	3,081	3,416

Total	31,675	34,172

Unlisted debt securities include those traded on the Chinese interbank market and those not publicly traded. Unlisted equity securities include those not traded on stock exchanges, which are mainly open-ended funds with public market price quotation.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

8	INSURANCE CONTRACTS

(a)	Process used to decide on assumptions

(i)	For the insurance contracts of which future insurance benefits are affected by investment yields of corresponding investment portfolios, the discount rate assumption is based on expected investment returns of the asset portfolio backing these liabilities, considering the impacts of time value on reserves.

In developing discount rate assumptions, the Group considers investment experience, current investment portfolio and trend of the relevant yield curves. The discount rates reflect the future economic outlook as well as the Group’s investment strategy. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2014	4.85%~5.00%
As at 31 December 2013	4.80%~5.00%
As at 30 June 2013	4.85%~5.00%

For the insurance contracts of which future insurance benefits are not affected by investment yields of the corresponding investment portfolios, the discount rate assumption is based on the “Yield curve of reserve computation benchmark for insurance contracts”, published on the “China Bond” website with consideration of liquidity spreads, taxation and other relevant factors. The assumed discount rates with risk margin are as follows:

Discount rate assumptions
As at 30 June 2014	3.53%~5.98%
As at 31 December 2013	3.47%~5.74%
As at 30 June 2013	3.31%~5.68%

There is uncertainty on discount rate assumption, which is affected by factors such as future macro-economy, monetary and foreign exchange policies, capital market and availability of investment channel of insurance funds. The Group determines discount rate assumption based on the information obtained at the end of each reporting period including consideration of risk margin.

(ii)	The mortality and morbidity assumptions are based on the Group’s historical mortality and morbidity experience. The assumed mortality rates and morbidity rates vary by age of the insured and contract type.

The Group bases its mortality assumptions on China Life Insurance Mortality Table (2000-2003), adjusted where appropriate to reflect the Group’s recent historical mortality experience. The main source of uncertainty with life insurance contracts is that epidemics and wide-ranging lifestyle changes could result in deterioration in future mortality experience, thus leading to an inadequate reserving of liability. Similarly, improvements in longevity due to continuing advancements in medical care and social conditions may expose the Group to longevity risk.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

8	INSURANCE CONTRACTS (CONTINUED)

(a)	Process used to decide on assumptions (continued)

(ii)	(continued)

The Group bases its morbidity assumptions for critical illness products on analysis of historical experience and expectations of future developments. There are two main sources of uncertainty. First, wide-ranging lifestyle changes could result in future deterioration in morbidity experience. Second, future development of medical technologies and improved coverage of medical facilities available to policyholders may bring forward the timing of diagnosing critical illness, which demands earlier payment of the critical illness benefits. Both could ultimately result in an inadequate reserving of liability if current morbidity assumptions do not properly reflect such trends.

Risk margin is considered in the Group’s mortality and morbidity assumptions.

(iii)	Expense assumptions are based on expected unit costs with the consideration of previous expense study and future trends. Expense assumptions are affected by certain factors such as future inflation and market competition which bring uncertainty to these assumptions. The Group considers risk margin for expense assumptions based on information obtained at the end of each reporting period. Components of expense assumptions include cost per policy and percentage of premium as follows:

	Individual Life		Group Life
	RMB Per Policy	% of Premium	RMB Per Policy	% of Premium
As at 30 June 2014	37.00~45.00	0.85%~0.90%	14.00	0.90%
As at 31 December 2013	37.00~45.00	0.85%~0.90%	14.00	0.90%
As at 30 June 2013	37.00~45.00	0.85%~0.90%	14.00	0.90%

(iv)	The lapse rates and other assumptions are affected by certain factors, such as future macro-economy, availability of financial substitutions, and market competition, which brings uncertainty to these assumptions. The lapse rates and other assumptions are determined with reference to creditable past experience, current conditions, future expectations and other information.

(v)	The Group applied consistent method to determine risk margin. The Group considers risk margin for discount rate, mortality and morbidity and expense assumptions to compensate for the uncertain amount and timing of future cash flow. When determining risk margin, the Group considers historical experience, future expectations and other factors. The Group determines risk margin level by itself as the regulations haven’t imposed any specific requirement on it.

The Group adopted consistent process to decide on assumptions for the insurance contracts disclosed in this note. On each reporting date, the Group reviews the assumptions for reasonable estimates of liability and risk margin, with consideration of all available information, and taking into account the Group’s historical experience and expectation of future events.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

8	INSURANCE CONTRACTS (CONTINUED)

(b)	Net liabilities of insurance contracts

	As at	As at
	30 June 2014	31 December 2013
	RMB million	RMB million
Gross
Long-term insurance contracts	1,543,211	1,482,946
Short-term insurance contracts
– Claims and claim adjustment expenses	4,908	4,655
– Unearned premiums	10,089	6,896

Total, gross	1,558,208	1,494,497

Recoverable from reinsurers
Long-term insurance contracts	(860)	(846)
Short-term insurance contracts
– Claims and claim adjustment expenses	(43)	(60)
– Unearned premiums	(98)	(121)

Total, ceded	(1,001)	(1,027)

Net
Long-term insurance contracts	1,542,351	1,482,100
Short-term insurance contracts
– Claims and claim adjustment expenses	4,865	4,595
– Unearned premiums	9,991	6,775

Total, net	1,557,207	1,493,470

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

8	INSURANCE CONTRACTS (CONTINUED)

(c)	Movements in liabilities of short-term insurance contracts

The table below presents movements in claims and claim adjustment expenses reserve:

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Notified claims	835	202
Incurred but not reported	3,820	2,876

Total as at 1 January – Gross	4,655	3,078

Cash paid for claims settled in period
– Cash paid for current period’s claims	(2,672)	(2,128)
– Cash paid for prior period’s claims	(3,745)	(2,331)
Claims incurred in period
– Claims arising in the current period	6,346	4,738
– Claims arising in the prior period	324	26

Total as at 30 June – Gross	4,908	3,383

Notified claims	767	145
Incurred but not reported	4,141	3,238

Total as at 30 June – Gross	4,908	3,383

The table below presents movements in unearned premium reserves:

		For the six months ended 30 June
		2014			2013
	RMB million			RMB million
	Gross	Ceded	Net	Gross	Ceded	Net
As at 1 January	6,896	(121)	6,775	5,955	(101)	5,854
Increase	10,089	(98)	9,991	8,119	(143)	7,976
Release	(6,896)	121	(6,775)	(5,955)	101	(5,854)

As at 30 June	10,089	(98)	9,991	8,119	(143)	7,976

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

8	INSURANCE CONTRACTS (CONTINUED)

(d)	Movements in liabilities of long-term insurance contracts

The table below presents movements in the liabilities of long-term insurance contracts:

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
As at 1 January	1,482,946	1,375,504
Premiums	182,575	192,213
Release of liabilities (i)	(152,614)	(152,109)
Accretion of interest	34,962	31,034
Change in assumptions
– Change in discount rates	(6,229)	11
Other movements	1,571	1,737

As at 30 June	1,543,211	1,448,390

(i)	The release of liabilities mainly consists of release due to death or other termination and related expenses, release of residual margin and change of reserves for claims and claim adjustment expenses.

9	INVESTMENT CONTRACTS

	As at	As at
	30 June 2014	31 December 2013
	RMB million	RMB million
Investment contracts with discretionary participating features (“DPF”) at amortised cost	48,080	46,555
Investment contracts without DPF
– At amortised cost	20,486	18,507
– At fair value through profit or loss	22	25

Total	68,588	65,087

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

9	INVESTMENT CONTRACTS (CONTINUED)

The table below presents movements of investment contracts with DPF:

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
As at 1 January	46,555	47,977
Deposits received	2,648	1,713
Deposits withdrawn, payments on death and other benefits	(1,796)	(2,881)
Interest credited	673	697

As at 30 June	48,080	47,506

Investment contracts at fair value through profit or loss were classified as Level 1. The fair value of investment contracts at amortised cost were classified as Level 3.

10	INVESTMENT INCOME

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Debt securities
– held-to-maturity securities	12,499	10,951
– available-for-sale securities	9,022	7,983
– at fair value through profit or loss	660	437
Equity securities
– available-for-sale securities	1,897	1,628
– at fair value through profit or loss	58	350
Bank deposits	17,032	15,937
Loans	3,676	2,642
Securities purchased under agreements to resell	163	160
Others	68	15

Total	45,075	40,103

For the six months ended 30 June 2014, included in investment income is interest income of RMB43,120 million (for the six months ended 30 June 2013: RMB38,125 million). All interest income is accrued using the effective interest method.

The investment income from listed debt and equity securities for the six months ended 30 June 2014 was RMB3,001 million (for the six months ended 30 June 2013: RMB3,355 million). The investment income from unlisted debt and equity securities for the six months ended 30 June 2014 was RMB21,135 million (for the six months ended 30 June 2013: RMB17,994 million).

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

11	NET REALISED GAINS AND IMPAIRMENT ON FINANCIAL ASSETS

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Debt securities
Net realised gains	77	341
Subtotal	77	341
Equity securities
Net realised gains	311	7,277
Impairment	(655)	(3,696)

Subtotal	(344)	3,581

Total	(267)	3,922

Net realised gains and impairment on financial assets are from available-for-sale securities.

During the six months ended 30 June 2014, the Group recognised impairment charge of RMB30 million (for the six months ended 30 June 2013: RMB124 million) of available-for-sale funds, RMB625 million (for the six months ended 30 June 2013: RMB3,428 million) of available-for-sale common stocks and no impairment (for the six months ended 30 June 2013: RMB144 million) of other available-for-sale securities, for which the Group determined that objective evidence of impairment existed.

12	NET FAIR VALUE GAINS THROUGH PROFIT OR LOSS

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Debt securities	500	282
Equity securities	(101)	319
Stock appreciation rights	165	317

Total	564	918

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

13	PROFIT BEFORE INCOME TAX

Profit before income tax is stated after charging the following:

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Employee salaries and welfare cost	4,269	4,019
Housing benefits	379	355
Contribution to the defined contribution pension plan	1,013	938
Depreciation and amortisation	1,031	1,015
Exchange losses/(gains)	(74)	261

14	TAXATION

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax relates to the same fiscal authority.

(a)	The amount of taxation charged to net profit represents:

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Current taxation – Enterprise income tax	3,259	1,231
Deferred taxation	1,051	2,598

Taxation charges	4,310	3,829

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

14	TAXATION (CONTINUED)

(b)	The reconciliation between the Group’s effective tax rate and the statutory tax rate of 25% in the PRC (for the six months ended 30 June 2013: 25%) is as follows:

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Profit before income tax	22,864	20,157
Tax computed at the statutory tax rate	5,716	5,039
Non-taxable income (i)	(1,449)	(1,416)
Expenses not deductible for tax purposes (i)	34	190
Unused tax losses	16	32
Others	(7)	(16)

Income tax at the effective tax rate	4,310	3,829

(i)	Non-taxable income mainly includes interest income from central government bonds and local government bonds, dividend income from applicable equity investments and funds, and etc. Expenses not deductible for tax purposes mainly include commission, brokerage, donation, and other expenses that do not meet the criteria for deduction according to the relevant tax regulations.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

14	TAXATION (CONTINUED)

(c)	As at 30 June 2014 and 30 June 2013, deferred tax was calculated in full on temporary differences under the liability method using a principal tax rate of 25%. The movements in deferred tax assets and liabilities during the period are as follows:

Deferred tax assets/(liabilities)

	Insurance RMB million	Investments RMB million	Others RMB million	Total RMB million
	(i)	(ii)	(iii)
As at 1 January 2013	(11,787)	3,061	892	(7,834)
(Charged)/credited to net profit	1,016	(3,291)	(323)	(2,598)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	1,547	—	1,547
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	(619)	—	—	(619)
– Others	—	(30)	—	(30)

As at 30 June 2013	(11,390)	1,287	569	(9,534)

As at 1 January 2014	(11,627)	5,627	1,081	(4,919)
(Charged)/credited to net profit	(194)	(448)	(409)	(1,051)
(Charged)/credited to other comprehensive income
– Available-for-sale securities	—	(3,356)	—	(3,356)
– Portion of fair value gains on available-for-sale securities allocated to participating policyholders	—	—	—	—
– Others	—	4	—	4

As at 30 June 2014	(11,821)	1,827	672	(9,322)

(i)	The deferred tax arising from the insurance category is mainly related to the change of long-term insurance contracts liabilities at 31 December 2008 as a result of the first-time adoption of IFRS in 2009 and the temporary difference of short-term insurance contracts liabilities and policyholder dividend payables.
(ii)	The deferred tax arising from the investment category is mainly related to the temporary difference of unrealised gains/(losses), which includes available-for-sale securities, securities at fair value through profit or loss, and others.
(iii)	The deferred tax arising from the other category is mainly related to the temporary difference of employee salary and welfare cost payables.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

14	TAXATION (CONTINUED)

(d)	The analysis of deferred tax assets and deferred tax liabilities is as follows:

	As at	As at
	30 June 2014	31 December 2013
	RMB million	RMB million
Deferred tax assets:
– deferred tax assets to be recovered after 12 months	3,241	7,084
– deferred tax assets to be recovered within 12 months	1,425	1,827

Subtotal	4,666	8,911

Deferred tax liabilities:
– deferred tax liabilities to be settled after 12 months	(13,603)	(13,557)
– deferred tax liabilities to be settled within 12 months	(385)	(273)

Subtotal	(13,988)	(13,830)

Net deferred tax liabilities	(9,322)	(4,919)

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

15	EARNINGS PER SHARE

There is no difference between basic and diluted earnings per share. The basic and diluted earnings per share for the six months ended 30 June 2014 are based on the net profit for the period attributable to equity holders of the Company and the weighted average number of 28,264,705,000 ordinary shares (for the six months ended 30 June 2013: 28,264,705,000 ordinary shares).

16	DIVIDENDS

A dividend in respect of 2013 of RMB0.30 per ordinary share, totalling RMB8,479 million, was approved at the Annual General Meeting on 29 May 2014.

17	SIGNIFICANT RELATED PARTY TRANSACTIONS

(a)	Related parties

The table set forth below summarises the names of significant related parties and nature of relationship with the Company as at 30 June 2014:

Significant related parties	Relationship with the Company
CLIC	Immediate and ultimate holding company
China Life Asset Management Company Limited (“AMC”)	A subsidiary of the Company
China Life Pension Company Limited (“Pension Company”)	A subsidiary of the Company
China Life (Suzhou) Pension and Retirement Investment Company Limited	A subsidiary of the Company
Golden Phoenix Tree Limited	A subsidiary of the Company
10 Upper Bank Street Separate Limited Partnership	A joint venture of the Company
Sino-Ocean	An associate of the Company
China Guangfa Bank Co., Ltd. (“CGB”)	An associate of the Company
China Life Property and Casualty Insurance Company Limited (“CLP&C”)	An associate of the Company
COFCO Futures Company Limited	An associate of the Company
China Life Real Estate Co., Limited (“CLRE”)	Under common control of CLIC
China Life Insurance (Overseas) Company Limited (“China Life Overseas”)	Under common control of CLIC
China Life Franklin Asset Management Company Limited (“AMC HK”)	An indirect subsidiary of the Company
China Life AMP Asset Management Company	An indirect subsidiary of the Company
King Phoenix Tree Limited	An indirect subsidiary of the Company
China Life Investment Holding Company Limited (“CLI”)	Under common control of CLIC
Enterprise Annuity Fund for China Life Insurance (Group) Company (“EAP”)	A pension fund jointly set up by the Company and others
China Life Yuantong Property Company Limited	Under common control of CLIC

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties

The following table summarises significant transactions carried out by the Group with its significant related parties:

		For the six months ended 30 June
		2014	2013
	Notes	RMB million	RMB million
Transactions with CLIC and its subsidiaries
Policy management fee received from CLIC	(i)	479	496
Asset management fee received from CLIC	(ii.a)	64	68
Payment of dividends from the Company to CLIC		5,797	2,705
Distribution of profits from AMC to CLIC		91	80
Asset management fee received from China Life Overseas	(ii.b)	14	11
Asset management fee received from CLP&C	(ii.c)	5	5
Payment of insurance premium to CLP&C		24	25
Claim and other payments received from CLP&C		9	10
Agency fee received from CLP&C	(iii)	460	404
Payment of agency fee to CLP&C	(iii)	3	3
Rental and services fee received from CLP&C		17	10
Rental, project and other payments to CLRE		16	13
Property leasing expenses charged by CLI	(iv)	44	46
Asset management fee received from CLI		11	9
Payment to CLI for purchase of fixed assets		13	1
Payment of asset management fee to CLI	(ii.d)	25	—
Property leasing income received from CLI		12	12
Transactions between CGB and the Group
Interest on deposits received from CGB		393	312
Commission expenses charged by CGB	(v)	3	3
Transactions between Sino-Ocean and the Group
Scrip dividend from Sino-Ocean (Note 6)		268	—
Cash dividend from Sino-Ocean		—	198
Interest of subordinated debts received from Sino-Ocean		13	13
Project management fee paid to Sino-Ocean		5	2
Transactions between EAP and the Group
Contribution to EAP		139	137
Transactions between AMC and the Company
Payment of asset management fee to AMC	(ii.e)	437	417
Distribution of profits from AMC		137	121
Transactions between Pension Company and the Company
Rental received from Pension Company		11	9
Agency fee received from Pension Company for entrusted sales of annuity funds	(vi)	6	7
Marketing fees income for promotion of annuity business from Pension Company		9	7
Transaction between AMC HK and the Company
Payment of investment management fee to AMC HK	(ii.f)	6	4

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes:

(i)	On 15 December 2011, the Company and CLIC signed confirmation letter to renew a renewable insurance agency agreement for three years, effective from 1 January 2012 to 31 December 2014, whereby the Company is engaged to provide various policy administration services to CLIC in relation to the non-transferred policies. The Company, as a service provider, does not acquire any rights or assume any obligations as an insurer of the non-transferrable policies. In consideration of the services provided under the agreement, CLIC pays the Company a policy management fee based on the estimated cost of providing the services, plus a margin. The policy management fee is payable semi-annually, and is equal to the sum of (1) the number of non-transferred policies in force as at the last day of the period, multiplied by RMB8.00 per policy and (2) 2.50% of the actual premiums and deposits collected during the period, in respect of such policies. The policy management fee income is included in other income in the consolidated statement of comprehensive income.

(ii.a)	On 29 December 2011, CLIC signed a renewable asset management agreement with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement is effective from 1 January 2012 to 31 December 2014, whereby CLIC pays AMC a basic service fee at the rate of 0.05% per annum for the management of insurance funds. The service fee is calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management (after deducting the funds obtained and interests accrued for from repurchase transactions) at the beginning and the end of any given month by the rate of 0.05%, divided by 12. At the end of each year, CLIC assessed the investment performance of the assets managed by AMC, compared actual results against benchmark returns and made adjustment to the basic service fee.

(ii.b)	On 24 January 2014, China Life Overseas renewed an investment management agreement with AMC HK, effective from 1 January 2014 to 31 December 2014. According to the agreement, China Life Overseas entrusted AMC HK to manage and make investments of its insurance funds and paid AMC HK basic investment management fee and investment performance fee. The basic investment management fee is accrued for by multiplying the weighted average total funds by basic fee rate. The investment performance fee is calculated based on the difference between total actual annual yield and predetermined net realized yield. The basic investment management fee is calculated and payable on a semi-annual basis. The investment performance fee is payable according to the total actual annual yield at the end of each year.

(ii.c)	In 2012, CLP&C signed an agreement for the management of insurance funds with AMC, entrusting AMC to manage and make investments of its insurance funds. The agreement was effective till 31 December 2013 and subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year, effective from 1 January 2014 to 31 December 2014. According to the agreement, CLP&C paid AMC a fixed service fee and a variable service fee. The fixed service fee is calculated and payable on a monthly basis, by multiplying the average net asset value of each category asset under management at the beginning and the end of any given month by the responding annual investment management fee rate, divided by 12. The variable service fee is linked to investment performance.

(ii.d)	On 22 March 2013, the Company and CLI signed a management agreement of alternative investment of insurance funds, which was effective till 31 December 2013 and subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year, effective from 1 January 2014 to 31 December 2014. According to the agreement, the Company entrusted CLI to engage in specialized investment, operation and management of real estates, equities and related financial products under the instructions of the annual guidelines. The Company paid CLI a basic asset management fee and a performance related bonus or charged a performance related deduction. Basic asset management fee is calculated by multiplying the total investment with a management fee rate of 0.6%, and paid on a quarterly basis; and the performance related bonus or deduction is calculated based on the comprehensive investment yield. On 15 April 2014, the Company and CLI signed a supplementary agreement to the management agreement of alternative investment of insurance funds, effective from the date on which the investment instruction of 2014 was issued to 31 December 2014. During the effective period of the supplementary agreement, the performance assessment and evaluation method in the investment instruction of 2014 replaced the relevant parts in the abovementioned management agreement of alternative investment of insurance funds. In accordance with the investment instruction of 2014, the performance related bonus or deduction is linked to the realised investment yield and the comprehensive investment yield.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes	(continued):

(ii.e)	On 27 December 2012, the Company and AMC entered into a renewable agreement for the management of insurance funds, effective from 1 January 2013 to 31 December 2014. The agreement is subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, the Company entrusted AMC to manage and make investments of its insurance funds and paid AMC a fixed service fee and a variable service fee. The fixed annual service fee is calculated and payable on a monthly basis, by multiplying the average net asset value of the assets under management and the rate of 0.05%; the variable service fee is payable annually, based on the results of performance evaluation, at 20% of the fixed service fee per annum. The service fees were determined by the Company and AMC based on an analysis of the cost of service, market practice and the size and composition of the asset pool to be managed. Asset management fees charged to the Company by AMC are eliminated in the consolidated statement of comprehensive income.

(ii.f)	On 19 September 2013, the Company and AMC HK renewed the Offshore Investment Management Service Agreement, effective for two years starting from the sign-off date. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. According to the agreement, the Company entrusted AMC HK to manage and make investment of its insurance funds and paid AMC HK asset management fee. The asset management fee was calculated at a fixed rate of 0.40% of portfolio asset value and a performance bonus capped at 0.15% of portfolio asset value for assets managed on a discretionary basis. Management fees on assets managed on a non-discretionary basis are calculated at 0.05% of portfolio asset value. The above management fee was calculated based on the net value of the entrusted asset from the monthly reports provided by the trustee, without deducting the monthly management fee payable. The fixed management fee is calculated monthly and payable quarterly. Performance bonus is calculated and payable on an annual basis. Asset management fees charged to the Company by AMC HK are eliminated in the consolidated statement of comprehensive income.

(iii)	The Company and CLP&C renewed a 2-year framework insurance agency agreement on 8 March 2012, whereby CLP&C entrusted the Company to act as an agent to sell designated P&C insurance products in certain authorized jurisdictions. The agency fee is determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year from 8 March 2014.

On 8 April 2012, the Company and CLP&C signed a 2-year framework insurance agency agreement, whereby the Company entrusted CLP&C to act as an agent to sell designated life insurance products in certain authorised jurisdictions. The brokerage fee is determined based on cost (tax included) plus a margin. The agreement was subject to an automatic one-year renewal if no objections were raised by both parties upon expiry. The agreement was automatically renewed for another year from 8 April 2014.

(iv)	On 31 December 2012, the Company signed a property leasing agreement with CLI, effective till 31 December 2014, pursuant to which CLI leased to the Company certain owned and leased buildings. Annual rental payable by the Company to CLI in relation to the CLI properties is determined either by reference to the market rent, or, the costs incurred by CLI in holding and maintaining the properties, plus a margin of approximately 5%. The rental was paid on a semi-annual basis, and each payment is equal to one half of the total annual rental.

(v)	On 19 April 2012, the Company and CGB renewed an insurance agency agreement to distribute insurance products. All individual insurance products suitable for distribution through bancassurance channel are included in the agreement. CGB provides agency services, including selling of insurance products, collecting premiums and paying benefits. The Company paid the agency commission by multiplying the net amount of total premiums received from sale of each category individual insurance product after deducting the withdrawn policies premiums in hesitation period, by the responding fixed commission rate. The commission rates for various insurance products sold by CGB are agreed based on arm’s length transactions. The commissions are payable on a monthly basis. The agreement is effective for three years and subject to an automatic one-year renewal with no limitation of times if no objections were raised by either party upon expiry.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(b)	Transactions with significant related parties (continued)

Notes	(continued):

(vi)	In December 2011, the Company and Pension Company signed an agency agreement for management and customer service of enterprise annuity funds, effective till 28 December 2012. The agreement was subject to an automatic one-year renewal if no objections were raised by either party upon expiry. In accordance with the agreement, Pension Company entrusted the Company to act as an agent to distribute enterprise annuity and management services for endowment insurance, and provide related customer services. The sales commissions for enterprise annuity funds are calculated at 50% to 80% of management fee revenues of the first year, depending on the duration of the agreement. The agreement was automatically renewed for another year from 29 December 2012. On 20 November 2013, the Company and Pension Company renewed the agreement, effective for a year starting from 28 November 2013.

(c)	Amounts due from/to significant related parties

The following table summarises the balances due from and to significant related parties. The balances are non-interest bearing, unsecured and have no fixed repayment dates except for the deposits with CGB and the subordinated debts issued by Sino-Ocean.

	As at	As at
	30 June 2014	31 December 2013
	RMB million	RMB million
The resulting balances due from and to significant related parties of the Group
Amount due from CLIC	512	549
Amount due to CLIC	—	(1)
Amount due from China Life Overseas	18	16
Amount due from CLP&C (Note)	2,857	76
Amount due to CLP&C	(2)	—
Amount due from CLI	11	14
Amount due to CLI	(23)	(32)
Amount due from CLRE	2	1
Amount due to CLRE	(8)	—
Amount deposited with CGB	17,794	15,051
Amount due from CGB	359	284
Amount due to CGB	(8)	—
Subordinated debts of Sino-Ocean	263	266
The resulting balances due from and to subsidiaries of the Company
Amount due from Pension Company	52	46
Amount due to Pension Company	(4)	(3)
Amount due to AMC	(150)	(73)
Amount due to AMC HK	(2)	(2)

Note:	The above amount due from CLP&C includes prepaid capital injection of RMB2,800 million. China Insurance Regulatory Commission has approved this capital injection on 7 July 2014. The ownership proportion of the Company to CLP&C remains unchanged after this capital injection.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

17	SIGNIFICANT RELATED PARTY TRANSACTIONS (CONTINUED)

(d)	Key management compensation

	For the six months ended 30 June
	2014	2013
	RMB million	RMB million
Salaries and other benefits	6	6

The total compensation package for the Company’s key management has not yet been finalised in accordance with regulations of the relevant PRC authorities. The compensation listed above is the tentative payment.

(e)	Transactions with state-owned enterprises

Under IAS 24 Related Party Disclosures (“IAS 24”), business transactions between state-owned enterprises controlled by the PRC government are within the scope of related party transactions. CLIC, the ultimate holding company of the Group, is a state-owned enterprise. The Group’s key business is insurance and investment related and therefore the business transactions with other state-owned enterprises are primarily related to insurance and investment activities. The related party transactions with other state-owned enterprises were conducted in the ordinary course of business. Due to the complex ownership structure, the PRC government may hold indirect interests in many companies. Some of these interests may, in themselves or when combined with other indirect interests, be controlling interests which may not be known to the Group. Nevertheless, the Group believes that the following captures the material related parties and applied IAS 24 exemption and disclose only qualitative information.

As at and during the period ended 30 June 2014, most of bank deposits of the Group were with state-owned banks; the issuers of corporate bonds and subordinated bonds held by the Group were mainly state-owned enterprises. For the six months ended 30 June 2014, a large portion of its group insurance business of the Group were with state-owned enterprises; the majority of bancassurance commission charges were paid to state-owned banks and postal office; and almost all of the reinsurance agreements of the Group were entered into with a state-owned reinsurance company.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

18	SHARE CAPITAL

	As at 30 June 2014		As at 31 December 2013
	No. of shares	RMB million	No. of shares	RMB million
Registered, authorised, issued and fully paid
Ordinary shares of RMB1 each	28,264,705,000	28,265	28,264,705,000	28,265

As at 30 June 2014, the Company’s share capital was as follows:

	As at 30 June 2014
	No. of shares	RMB million
Owned by CLIC (i)	19,323,530,000	19,324
Owned by other equity holders	8,941,175,000	8,941
Including: Domestic listed	1,500,000,000	1,500
Overseas listed (ii)	7,441,175,000	7,441

Total	28,264,705,000	28,265

(i)	All shares owned by CLIC are domestic listed shares.
(ii)	Overseas listed shares are traded on The Stock Exchange of Hong Kong and the New York Stock Exchange.

19	PROVISIONS AND CONTINGENCIES

The following is a summary of the significant contingent liabilities:

	As at	As at
	30 June 2014	31 December 2013
	RMB million	RMB million
Pending lawsuits	310	215

The Group involves in certain lawsuits arising from ordinary course of businesses. In order to accurately disclose the contingent liabilities for pending lawsuits, the Group analyzed all pending lawsuits case by case at the end of each half-year and each year. A provision will only be recognised if the management determines, based on third-party legal advice, that the Group has present obligations and the settlement of which is expected to result in an outflow of the Group’s resources embodying economic benefits, and the amount of such obligations could be reasonably estimated. Otherwise, the Group will disclose the pending lawsuits as contingent liabilities. As at 30 June 2014 and 31 December 2013, the Group has other contingent liabilities but disclosure of such was not practical because the amounts of liabilities could not be reliably estimated.

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

20	COMMITMENTS

(a)	Capital commitments

The Group had the following capital commitments relating to property development projects and investments:

	As at	As at
	30 June 2014	31 December 2013
	RMB million	RMB million
Contracted, but not provided for
Investments	13,434	7,690
Property, plant and equipment	7,818	7,830
Others	66	65

Total	21,318	15,585

Authorized, but not contracted for
Investments	17,900	5,834
Property, plant and equipment	598	87

Total	18,498	5,921

(b)	Operating lease commitments – as lessee

The future minimum lease payments under non-cancellable operating leases are as follows:

	As at	As at
	30 June 2014	31 December 2013
	RMB million	RMB million
Not later than one year	439	480
Later than one year but not later than five years	490	472
Later than five years	16	18

Total	945	970

The operating lease payments charged to profit before income tax for the six months ended 30 June 2014 were RMB365 million (for the six months ended 30 June 2013: RMB357 million).

China Life Insurance Company Limited     2014 Interim Report

Notes to the Interim Condensed Consolidated Financial Statements

For the six months ended 30 June 2014

20	COMMITMENTS (CONTINUED)

(c)	Operating lease commitments – as lessor

The future minimum rentals receivable under non-cancellable operating leases are as follows:

	As at	As at
	30 June 2014	31 December 2013
	RMB million	RMB million
Not later than one year	167	144
Later than one year but not later than five years	290	247
Later than five years	37	57

Total	494	448

China Life Insurance Company Limited     2014 Interim Report

Embedded Value

BACKGROUND

China Life Insurance Company Limited prepares financial statements to public investors in accordance with the relevant accounting standards. An alternative measure of the value and profitability of a life insurance company can be provided by the embedded value method. Embedded value is an actuarially determined estimate of the economic value of an insurance company based on a particular set of assumptions about future experience, excluding the economic value of future new business. In addition, the value of half year’s sales represents an actuarially determined estimate of the economic value arising from new life insurance business issued in half year based on a particular set of assumptions about future experience.

China Life Insurance Company Limited believes that reporting the Company’s embedded value and value of half year’s sales provides useful information to investors in two respects. First, the value of the Company’s in-force business represents the total amount of distributable earnings, in present value terms, which can be expected to emerge over time, in accordance with the assumptions used. Second, the value of half year’s sales provides an indication of the value created for investors by new business activity based on the assumptions used and hence the potential of the business. However, the information on embedded value and value of half year’s sales should not be viewed as a substitute of financial measures under the relevant accounting basis. Investors should not make investment decisions based solely on embedded value information and the value of half year’s sales.

It is important to note that actuarial standards with respect to the calculation of embedded value are still evolving. There is still no universal standard which defines the form, calculation methodology or presentation format of the embedded value of an insurance company. Hence, differences in definition, methodology, assumptions, accounting basis and disclosures may cause inconsistency when comparing the results of different companies.

Also, the calculation of embedded value and value of half year’s sales involves substantial technical complexity and estimates can vary materially as key assumptions are changed. Therefore, special care is advised when interpreting embedded value results.

The values shown below do not consider the future financial impact of transactions between the Company and CLIC, CLI, AMC, Pension Company, CLP&C, and etc.

DEFINITIONS OF EMBEDDED VALUE AND VALUE OF HALF YEAR’S SALES

The embedded value of a life insurer is defined as the sum of the adjusted net worth and the value of in-force business allowing for the cost of capital supporting a company’s desired solvency margin.

“Adjusted net worth” is equal to the sum of:

•	Net assets, defined as assets less PRC solvency policy reserves and other liabilities; and

•	Net-of-tax adjustments for relevant differences between the market value and the book value of assets, together with relevant net-of-tax adjustments to certain liabilities.

China Life Insurance Company Limited     2014 Interim Report

Embedded Value

The market value of assets can fluctuate significantly over time due to the impact of the prevailing market environment. Hence the adjusted net worth can fluctuate significantly between valuation dates.

The “value of in-force business” and the “value of half year’s sales” are defined here as the discounted value of the projected stream of future after-tax distributable profits for existing in-force business at the valuation date and for half year’s sales in the 6 months immediately preceding the valuation date. Distributable profits arise after allowance for PRC solvency reserves and solvency margins at the required regulatory minimum level.

The value of in-force business and the value of half year’s sales have been determined using a traditional deterministic discounted cash flow methodology. This methodology makes implicit allowance for the cost of investment guarantees and policyholder options, asset/liability mismatch risk, credit risk, the risk of operating experience’s fluctuation and the economic cost of capital through the use of a risk-adjusted discount rate.

PREPARATION AND REVIEW

The embedded value and the value of half year’s sales were prepared by China Life Insurance Company Limited in accordance with “Life Insurance Embedded Value Reporting Guidelines” issued by China Insurance Regulatory Commission. Towers Watson, an international firm of consultants, performed a review of China Life’s embedded value and value of half year’s sales. The review statement from Towers Watson is contained in the “Towers Watson’s review opinion report on embedded value” section.

On 15 May 2012, the Ministry of Finance and the State Administration of Taxation issued the “Notice on Corporate Income Tax Deduction of Reserves for Insurance Companies” (Cai Shui [2012] No. 45), requiring the taxation basis to be based on accounting profits. Based on the above regulation, in preparing the embedded value report as at 30 June 2014, the adjusted net worth has reflected the tax treatment in accordance with accounting profits. When calculating the value of in-force business and value of half year’s sales, as there is uncertainty in the accounting liability assumptions in future valuation periods (such as valuation interest rates), correspondingly, numerous scenarios could be possible as to future accounting profits. Consequently, we have adopted the profits based on the solvency liability in projecting future tax payable in the base scenario. We also disclose the value of in-force business and value of half year’s sales calculated using tax payable based on the accounting profits in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario in the table 5 of “SENSITIVITY RESULTS”.

ASSUMPTIONS

The valuation assumptions used as at 30 June 2014 are consistent with those used as at 31 December 2013.

China Life Insurance Company Limited     2014 Interim Report

Embedded Value

SUMMARY OF RESULTS

The embedded value as at 30 June 2014 and the corresponding results as at 31 December 2013 are shown below:

Table 1 Components of Embedded Value		RMB million

ITEM	30 June 2014	31 December 2013
A Adjusted Net Worth	138,734	107,522
B Value of In-Force Business before Cost of Solvency Margin	290,105	271,837
C Cost of Solvency Margin	(38,472)	(37,135)
D Value of In-Force Business after Cost of Solvency Margin (B+C)	251,633	234,702
E Embedded Value (A + D)	390,367	342,224

Note:	Taxable income is based on earnings calculated using solvency reserves.

The value of half year’s sales for the six months ended 30 June 2014 and for the corresponding period of last year:

Table 2 Components of Value of Half Year’s Sales		RMB million

ITEM	30 June 2014	30 June 2013
A Value of Half Year’s Sales before Cost of Solvency Margin	15,316	14,489
B Cost of Solvency Margin	(1,857)	(1,900)
C Value of Half Year’s Sales after Cost of Solvency Margin (A + B)	13,459	12,589

Note:	Taxable income is based on earnings calculated using solvency reserves.

China Life Insurance Company Limited     2014 Interim Report

Embedded Value

VALUE OF HALF YEAR’S SALES BY CHANNEL

The value of half year’s sales for the six months ended 30 June 2014 by channel is shown below:

Table 3 Value of Half Year’s Sales by Channel		RMB million
Channel	30 June 2014	30 June 2013
Exclusive Individual Agent Channel	13,118	11,527
Group Insurance Channel	134	268
Bancassurance Channel	207	794
Total	13,459	12,589

Note:	Taxable income is based on earnings calculated using solvency reserves.

China Life Insurance Company Limited     2014 Interim Report

Embedded Value

MOVEMENT ANALYSIS

The following analysis tracks the movement of the embedded value from the start to the end of the Reporting Period.

Table 4
Analysis of Embedded Value Movement in the First Half Year of 2014	RMB million
ITEM
A Embedded Value at Start of Year	342,224
B Expected Return on Embedded Value	17,665
C Value of New Business in the Period	13,459
D Operating Experience Variance	987
E Investment Experience Variance	9,649
F Methodology and Model Changes	125
G Market Value and Other Adjustments	14,703
H Exchange Gains or Losses	89
I Shareholder Dividend Distribution	(8,479)
J Other	(55)
K Embedded Value as at 30 June 2014 (sum A through J)	390,367

Note:	Items B through J are explained below:

B	Reflects expected impact of covered business, and the expected return on investments supporting the 2014 opening net worth.

C	Value of new business sales in the first half year of 2014.

D	Reflects the difference between actual operating experience in the first half year of 2014 (including mortality, morbidity, lapse, and expenses etc.) and the assumptions.

E	Compares actual with expected investment returns during the first half year of 2014.

F	Reflects the effect of projection method and model enhancements.

G	Change in the market value adjustment from the beginning of year 2014 to 30 June 2014 and other related adjustments.

H	Reflects the gains or losses due to changes in exchange rate.

I	Reflects dividends distributed to shareholders during 2014.

J	Other miscellaneous items.

China Life Insurance Company Limited     2014 Interim Report

Embedded Value

SENSITIVITY RESULTS

Sensitivity testing was performed using a range of alternative assumptions. In each of the sensitivity tests, only the assumption referred to was changed, with all other assumptions remaining unchanged. The results are summarized below:

Table 5 Sensitivity Results		RMB million
	VALUE OF IN-FORCE BUSINESS AFTER COST OF SOLVENCY MARGIN	VALUE OF HALF YEAR’S SALES AFTER COST OF SOLVENCY MARGIN
Base case scenario	251,633	13,459
1. Risk discount rate of 11.5%	239,763	12,724
2. Risk discount rate of 10.5%	264,375	14,249
3. 10% increase in investment return	291,735	15,353
4. 10% decrease in investment return	211,858	11,588
5. 10% increase in expenses	248,927	12,387
6. 10% decrease in expenses	254,349	14,530
7. 10% increase in mortality rate for non-annuity products and 10% decrease in mortality rate for annuity products	249,536	13,383
8. 10% decrease in mortality rate for non-annuity products and 10% increase in mortality rate for annuity products	253,758	13,535
9. 10% increase in lapse rates	250,560	13,226
10. 10% decrease in lapse rates	252,678	13,662
11. 10% increase in morbidity rates	249,397	13,395
12. 10% decrease in morbidity rates	253,892	13,523
13. 10% increase in claim ratio of short term business	251,113	12,889
14. 10% decrease in claim ratio of short term business	252,153	14,028
15. Solvency margin at 150% of statutory minimum	232,815	12,483
16. Taxable income based on the accounting profit in accordance to the “Provisions on the Accounting Treatment Related to Insurance Contracts” under one possible scenario	255,016	12,957

Note:	Taxable income is based on earnings calculated using solvency reserves for Scenarios 1 to 15.

China Life Insurance Company Limited     2014 Interim Report

Embedded Value

TOWERS WATSON’S REVIEW OPINION REPORT ON EMBEDDED VALUE

To The Directors of China Life Insurance Company Limited

China Life Insurance Company Limited (“China Life”) has prepared embedded value results for the financial year ended 30 June 2014 (“EV Results”). The disclosure of these EV Results, together with a description of the methodology and assumptions that have been used, are shown in the Embedded Value section.

China Life has engaged Towers Watson Management Consulting (Shenzhen) Co. Ltd. Beijing Branch (“Towers Watson”) to review its EV Results. This report is addressed solely to China Life in accordance with the terms of our engagement letter, and sets out the scope of our work and our conclusions. To the fullest extent permitted by applicable law, we do not accept or assume any responsibility, duty of care or liability to anyone other than China Life for or in connection with our review work, the opinions we have formed, or for any statement set forth in this report.

Scope of work

Our scope of work covered:

•	a review of the methodology used to develop the embedded value and value of half year’s sales as at 30 June 2014, in the light of the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the China Insurance Regulatory Commission (“CIRC”) in September 2005;

•	a review of the economic and operating assumptions used to develop the embedded value and value of half year’s sales as at 30 June 2014;

•	a review of the results of China Life’s calculation of the EV Results.

In carrying out our review, we have relied on the accuracy of audited and unaudited data and information provided by China Life.

Opinion

Based on the scope of work above, we have concluded that:

•	the embedded value methodology used by China Life is consistent with the requirements of the “Life Insurance Embedded Value Reporting Guidelines” issued by the CIRC. The methodology applied by China Life is a common methodology used to determine embedded values of life insurance companies in China at the current time;

•	the economic assumptions used by China Life are internally consistent, have been set with regard to current economic conditions, and have made allowance for the company’s current and expected future asset mix and investment strategy;

China Life Insurance Company Limited     2014 Interim Report

Embedded Value

•	the operating assumptions used by China Life have been set with appropriate regard to past, current and expected future experience;

•	no changes have been assumed to the treatment of tax, but some sensitivity results relating to tax have been shown by China Life; and

•	the EV Results have been prepared, in all material respects, in accordance with the methodology and assumptions set out in the Embedded Value section.

For and on behalf of Towers Watson

Adrian Liu FIAA, FCAA

27th August 2014

In case of any discrepancy between the Chinese version and the English version of this report, the Chinese version shall prevail; in case of any discrepancy between the printed version and the website version of this report, the website version shall prevail.

The cover photo of the printed version of this report was photographed by Mr. Xia Guanglai of the Xinjiang Uygur Autonomous Region Branch of the Company.